COUNTRYSIDE
CANADA POWER INC.
www.countrysidepowerfund.com

[redacted]

07023760

RECEIVED
2007 MAY 23 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 22, 2007

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Comission
100 F Street N.E
Washington, D.C. 20549

SUPPL

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed properly with the Securities and Exchange Commission:

1. Press Release – CPIF Announces Update on California SRAC Proceeding.
2. CIBC Mellon – Annual Meeting
3. Press Release – CPIF holds first Quarter Conference Call
4. Press Release – CPIF Announces New Appointment to the Board of Trustees.
5. Form 1 Submission – Change in Securities (CPIF – May 11, 2007)
6. Form 1 Submission – Change in Securities (CCPI – May 11, 2007)
7. Interim Financial Statements – May 14, 2007
8. MD&A – May 14, 2007
9. Form 52-109F1 - Certification of Interim Filings – CFO
10. Form 52-109F1 – Certification of Interim Filings – CEO
11. Press Release – CPIF Reports First Quarter Results
12. Press Release – CPIF Declares May Distribution
13. Form 5 Submission – Dividend/Distribution Declaration (May 22, 2007)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

PROCESSED
MAY 25 2007
THOMSON
FINANCIAL

5/24

Cc: Allan Rothman
Vice President and General Counsel
Countryside Ventures LLC

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces Update On California SRAC Proceeding

ALJ issues Non-binding Proposed Decision

(London, Ontario, April 27, 2007) --- Countryside Power Income Fund (TSX: COU.UN) (the "Fund") announced today that on April 24th 2007 an administrative law judge ("ALJ") issued a proposed decision to the parties in the proceeding pending before the California Public Utilities Commission ("CPUC") regarding possible modifications to the short-run avoided cost ("SRAC") pricing formula that applies to energy payments under power purchase agreements between qualifying facilities ("QFs") under the Public Utility Regulatory Policies Act of 1978 and investor-owned utilities located in the State of California.

In the proposed decision, the ALJ proposes adoption of specific policies and pricing mechanisms applicable to all three of California's investor-owned utilities' purchases of energy and capacity from QFs. For SRAC energy payments under existing QF contracts (including the Fund's two California cogeneration facilities), the ALJ proposes adoption of a new energy pricing formula based on market-based pricing indexes. However, capacity payments remain fixed, as designated in the QF power purchase agreements. While adoption of the proposed decision may reduce revenues during certain periods for the Fund's cogeneration facilities, the impact cannot be fully assessed by the Fund at this juncture given the tentative, non-binding nature of the decision and the uncertainties inherent in the newly proposed market-based SRAC pricing formula. The Fund, along with other similarly aligned QF interests, will strongly advocate for CPUC rejection of the ALJ's preliminary SRAC-pricing proposal in favor of alternative proposals reflecting a more favorable energy pricing formula.

The proposed decision is the ALJ's recommendation to the Commission, is subject to comment by parties to the SRAC proceeding and will become binding only upon a majority decision by the commissioners of the CPUC. The earliest a final, binding decision could be made by the CPUC is May 24, 2007; however, there can be no assurance that a conclusion will be achieved by that time frame in light of the complex nature of the proceeding and the significant number of parties participating in the proceeding.

The notice accompanying the release of the ALJ proposed decision stated that when the CPUC acts on the proposed decision, it may adopt all or part of it as written, amend or modify it, or set it aside and prepare its own decision. Only when the CPUC acts does the decision become binding and final.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 26, 2007, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California, with a combined power generation capacity of 94 megawatts. More information about the Fund is available at www.countrysidepowerfund.com

- 30 -

Further information:

Andrew Kondraski Senior Account Executive	Edward M. Campana Executive Vice President & CFO	Nicole Archibald Vice President, Finance & Administration
BarnesMcInerney Inc. Tel: 416-367-5000 ext. 239 akondraski@barnesmcinerney.com	Countryside Ventures LLC Tel: 914-993-5010 info@countrysidepowerfund.com	Countryside Canada Ventures Inc. Tel: 519-435-0298 info@countrysidepowerfund.com

CIBC Mellon Trust Company

April 30, 2007

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Government of the Northwest Territories

Government of Nunavut

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Autorité des marchés financiers

Government of Yukon

Dear Sirs:

RE: COUNTRYSIDE POWER INCOME FUND

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Unitholders:

DATE OF MEETING:	June 29, 2007
RECORD DATE FOR NOTICE:	May 28, 2007
RECORD DATE FOR VOTING:	May 28, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 28, 2007
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	UNITS

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)

pk\NM_Countryside

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund to Hold First Quarter Conference Call

(London, Ontario, May 7, 2007) -- Countryside Power Income Fund (TSX: COU.UN) today announced it will hold a conference call and live audio webcast on **Tuesday, May 15, 2007, at 10 a.m. (ET)** to discuss the Fund's financial results for the quarter ended March 31, 2007.

A news release announcing the Fund's results will be issued prior to the call.

The call will be hosted by Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC, and Edward M. Campana, Executive Vice-President and Chief Financial Officer of Countryside Ventures LLC. Following management's presentation, there will be a question and answer session for analysts and institutional investors.

To participate in the teleconference, please dial **416-644-3424** or **1-800-732-0232.** To access the live audio webcast, please visit Countryside's web site at www.countrysidepowerfund.com. The webcast will also be archived on the web site.

About Countryside
Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. More information on the Fund is available at www.countrysidepowerfund.com.

\- 30 -

Further information:

BarnesMcInerney Inc.
Andrew Kondraski
Senior Account Executive
Tel: 416-367-5000
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Announces New Appointment to the Board of Trustees

(London, Ontario, May 8, 2007) --- Countryside Power Income Fund (TSX: COU.UN) announced today the appointment of James J. Lawson to the board of trustees of the Fund, effective immediately.

Mr. Lawson is the President and CEO of Westerkirk Capital Inc., a Toronto-based private investment firm with a current portfolio that includes substantial holdings in the hospitality, aviation, custom manufacturing, and real estate sectors. He has served over the course of his career as a partner at two major law firms and as the Senior Vice President of XO Communications Canada. Mr. Lawson currently sits on the board of directors of a number of companies including: Algoma Steel Inc. (TSX), one of Canada's largest integrated steel producers; Zargon Energy Trust (TSX), a sustainable energy trust with oil and natural gas operations in Alberta, Saskatchewan, Manitoba and North Dakota; Cosmetica Laboratories Inc., one of Canada's largest private label manufacturer of cosmetics; and Viking Air, a manufacturer of deHavilland aircraft and aircraft parts. Mr. Lawson also sits on the board of stewards of the Jockey Club of Canada.

"Jim's background and experience serving on boards and in corporate governance will serve the unitholders well," stated V. James Sardo, the chair of the board of trustees, "We are excited to have the benefit of his perspective as we conclude our strategic alternative process."

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 26, 2007, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California, with a combined power generation capacity of 94 megawatts. More information about the Fund is available at www.countrysidepowerfund.com

Further information:

Andrew Kondraski
Senior Account Executive

BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO

Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	04/01/2007 - 04/30/2007

Summary

Issued & Outstanding Opening Balance :	20,812,097	As at :	04/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	20,812,097		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	05/11/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	04/01/2007 - 04/30/2007

Summary

Issued & Outstanding Opening Balance :	441,610	As at :	04/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	441,610		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	05/11/2007

Countryside Power Income Fund

CONSOLIDATED BALANCE SHEETS

Q1 *[in thousands of Canadian dollars] [unaudited]*

	March 31, 2007 $	December 31, 2006 $
ASSETS		
Current		
Cash and cash equivalents	5,690	8,430
Accounts receivable	14,780	14,811
Inventories	1,000	1,222
Prepaid expenses	1,111	1,499
U.S. Energy Biogas Corp. receivable *[note 5]*	76,457	113,968
Future income tax asset	885	810
Total current assets	**99,923**	**140,740**
Other assets *[note 6]*	100	3,576
Property, plant and equipment, net *[note 7]*	75,155	71,357
Other intangibles, net	67,080	69,125
Future income tax asset	6,777	1,393
Total assets	**249,035**	**286,191**
LIABILITIES AND UNITHOLDERS' EQUITY		
Current		
Bank indebtedness *[note 8]*	302	674
Accounts payable and accrued liabilities	27,195	13,683
Distribution payable to unitholders	1,796	1,790
Current portion of long-term debt *[note 8]*	16,370	48,500
Total current liabilities	**45,663**	**64,647**
Debentures – liability component	47,302	50,308
Other long-term liabilities	262	243
Future income tax liability	-	802
Total liabilities	**93,227**	**116,000**
Contingencies [note 10]		
Unitholders' equity		
Trust units *[note 9]*	188,918	188,918
Debentures – equity component	1,377	1,377
Deficit	(29,985)	(16,431)
Cumulative translation adjustment *[note 2]*	-	(3,673)
Accumulated other comprehensive loss *[note 2]*	(4,502)	-
Total unitholders' equity	**155,808**	**170,191**
Total liabilities and unitholders' equity	**249,035**	**286,191**

Countryside Power Income Fund

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND DEFICIT

Q1 *[in thousands of Canadian dollars, except per trust unit amounts] [unaudited]*

	2007	2006 (as restated – note 3)
For the three months ended March 31,	$	$
REVENUES		
Energy sales	22,262	18,761
Fuel and other fees	541	529
Interest income on loans to U.S. Energy Biogas Corp. *[note 5]*	2,935	2,854
Income from U.S. Energy Biogas Corp. royalty interest *[note 5]*	-	119
	25,738	22,263
EXPENSES		
Fuel, operating and maintenance	17,783	12,353
General and administration *[note 3]*	17,074	1,925
Amortization	2,740	3,073
	37,597	17,351
Operating (loss) income	**(11,859)**	**4,912**
Interest expense *[note 8]*	2,225	1,848
Loss (gain) on derivative instruments *[note 8]*	9	(175)
Foreign exchange loss	235	277
	2,469	1,950
(Loss) income before (recovery of) provision for income taxes	**(14,328)**	**2,962**
(Recovery of) provision for income taxes		
Current	156	205
Future	(6,318)	318
	(6,162)	523
Net (loss) income for the period	**(8,166)**	**2,439**
Deficit, beginning of year as previously reported	(16,431)	(6,580)
Subordinated interest adjustment *[note 3]*	-	(1,917)
Deficit, as restated	(16,431)	(8,497)
Distributions declared to Unitholders	(5,388)	(5,083)
Deficit, end of period	**(29,985)**	**(11,141)**
Net (loss) income per trust unit – basic and diluted ***[note 9]***	**(0.39)**	**0.12**

See accompanying notes

Countryside Power Income Fund
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Q1 *[in thousands of Canadian dollars, except per trust unit amounts] [unaudited]*

For the three months ended March 31,	2007 $
Net loss for the period	**(8,166)**
Other comprehensive loss: unrealized losses on translating financial statements of self-sustaining foreign operations	(829)
Other comprehensive loss for the period	**(829)**
Comprehensive loss for the period	**(8,995)**

Accumulated comprehensive loss beginning of period	-
Transitional adjustment *[note 2]*	(3,673)
Other comprehensive loss: unrealized losses on translating financial statements of self-sustaining foreign operations	(829)
Accumulated comprehensive loss end of period	**(4,502)**

Countryside Power Income Fund
CONSOLIDATED STATEMENTS OF CASH FLOWS

Q1 *[in thousands of Canadian dollars] [unaudited]*

For the three months ended March 31,	2007 $	2006 $
OPERATING ACTIVITIES		
Net (loss) income for the period	(8,166)	2,439
Add (deduct) items not involving cash		
Amortization	2,740	2,813
Amortization of deferred financing charges	-	260
Loss (gain) on derivative instruments *[note 8]*	9	(175)
(Recovery of) provision for future income taxes	(6,318)	318
Unrealized loss on foreign exchange	235	277
USEB royalty interest accrual	-	(119)
Accreted and effective interest on debt	646	-
	(10,854)	5,861
Net change in non-cash working capital balances related to operations		
Accounts receivable	(51)	4,398
Inventories	222	389
Prepaid expenses	385	179
Accounts payable and accrued liabilities	13,610	256
Cash provided by operating activities	**3,312**	**11,083**
INVESTING ACTIVITIES		
Repayment of loans receivable from U.S. Energy Biogas Corp. *[note 5]*	36,795	490
Purchase of property, plant and equipment	(5,381)	(75)
Cash provided by investing activities	**31,414**	**415**
FINANCING ACTIVITIES		
Proceeds from breakage of interest rate swap contract	209	-
Proceeds from Amended Credit Facility *[note 8]*	3,000	-
Repayment of Amended Credit Facility *[note 8]*	(35,083)	-
Repayment of swing line credit facility *[note 8]*	(372)	(666)
Repayment of obligations under capital lease	(12)	(11)
Distributions paid to Unitholders	(5,382)	(5,082)
Cash used in financing activities	**(37,640)**	**(5,759)**
Effect of exchange rate changes on cash and cash equivalents	174	42
Net (decrease) increase in cash during the year	(2,740)	5,781
Cash and cash equivalents, beginning of the year	8,430	10,312
Cash and cash equivalents, end of the year	**5,690**	**16,093**
Supplemental cash flow information		
Interest paid	602	942
Income taxes paid	156	110

See accompanying notes

Q1 *For the three months ended March 31, 2007 [all amounts in thousands of dollars except per trust unit amounts][unaudited].*

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Countryside Power Income Fund (the "Fund") have been prepared by Countryside Ventures LLC (the "Manager") using Canadian generally accepted accounting principles ("GAAP") and within the framework of the significant accounting policies disclosed in the audited financial statements for the year ended December 31, 2006, except as described in note 2 to these interim consolidated financial statements.

The preparation of the consolidated financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and these accompanying notes. In the opinion of the Manager, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies adopted by the Fund. These unaudited consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the year ended December 31, 2006 except as described in note 2 to these interim consolidated financial statements.

(a) Basis of Presentation

The consolidated financial statements of the Fund include the accounts of its wholly-owned subsidiary, Countryside Canada Power Inc. ("Countryside Canada"), and the accounts of Countryside Canada's direct and indirect subsidiary entities including Countryside U.S. Power Inc. ("Countryside U.S. Power), Countryside US Holding Corp. ("Countryside US Holding"), Ripon Power LLC ("Ripon Power"), Ripon Cogeneration LLC ("Ripon Cogen"), Countryside District Energy Corp. ("Countryside District Energy") and Countryside London Cogeneration Corp. ("Countryside London Cogen"). Countryside District Energy is the legal entity that holds the District Energy Systems. All inter-entity transactions and balances have been eliminated on consolidation.

NOTE 2 – CHANGE IN ACCOUNTING POLICY

Effective January 1, 2007, the Fund adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530 Comprehensive Income, Section 3855 Financial Instruments - Recognition and Measurement, Section 3865 Financial Instruments – Hedges and Section 3861 Financial Instruments – Financial Instrument Disclosure and Presentation. The adoption of these new standards resulted in changes in the accounting for financial instruments, as well as the recognition of certain transition adjustments. The comparative interim consolidated financial statements have not been restated, except for the presentation of translation gains or losses on self-sustaining foreign operations. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

(a) Section 1530 Comprehensive Income

This section describes the reporting and disclosure standards with respect to comprehensive income and its components. Comprehensive income is composed of net income and other comprehensive income (loss). Other comprehensive loss includes unrealized gains and losses on translation gains and losses on self-sustaining foreign operations. The components of comprehensive income are disclosed in the consolidated statements of comprehensive loss.

(b) Section 3855 Financial Instruments

This section sets out the standards for the recognition and measurement of financial assets and financial liabilities. The standard prescribes when an entity should recognize a financial instrument on the balance

Q1 *For the three months ended March 31, 2007 [all amounts in thousands of dollars except per trust unit amounts][unaudited].*

sheet and the amount at which financial instruments should be recorded. Depending on their balance sheet designation, fair value or cost-based measures are used. This standard also prescribes the basis of presentation for gains and losses on financial instruments. Based on financial statement designation, gains and losses on financial instruments are recognized in net income or other comprehensive income.

The Fund has made the following designations:

- Cash and cash equivalents are designated as "assets held for trading" and are measured at fair value. Gains and losses resulting from the periodic revaluation of these items are recorded in net income.
- Accounts receivable and the U.S. Energy Biogas Corp. ("USEB") receivable are designated as "loans and receivables" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurement of accounts receivable is on the basis of amortized cost using the effective interest rate method.
- Bank indebtedness is designated as "liabilities held for trading" and measured at fair value. Gains and losses resulting from the periodic revaluation are recorded in net income.
- Accounts payable and accrued liabilities, distribution payable to unitholders, current potion of long-term debt, Debentures – liability component and other long term liabilities are designated as "other liabilities" and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurement of these liabilities is on the basis of amortized cost using the effective interest rate method.

Natural gas purchase agreements are considered to be derivative contracts; however, as the contracts were entered into to fulfill normal business needs, they are not required to be accounted for at fair value.

The adoption of these Sections has been completed retroactively without restatement of the consolidated financial statements of prior periods.

NOTE 3 – ACCOUNTING FOR SUBORDINATED INTEREST

In February 2007, the Management Agreement was amended and Countryside US Holding agreed to acquire, on June 29, 2007 (or earlier in the case of a change of control as defined in the Management Agreement) 85% of the Manager's Subordinated Interest in Ripon Power (as defined in the Operating Agreement described in note 13) for cash and a fixed number of Fund units for an aggregate value of $16,026 based on a unit price of $8.32. The acquisition of the Subordinated Interest was contemplated in and pursuant to the Management Agreement dated September 23, 2005. The consideration to be paid, net of 85% of the liability existing at December 31, 2006 of $3,032, was charged to income in the current quarter. The valuation of the remaining 15% of the liability will be adjusted in the second quarter of 2007 based on the exchange option contained in the Management Agreement.

In the quarter ended March 31, 2007, the liability associated with the Manager's Subordinated Interest in the amount of $16,856 has been included in current liabilities as a component of accounts payable and accrued charges.

NOTE 4 – SEASONALITY

The Cogen Facilities' results are affected by seasonality with sales and operating income that are typically greater during the second and third quarters and are typically lower during the winter season (the first and fourth quarters) when electrical capacity revenues are lower.

The District Energy Systems' energy sales volumes including steam, hot water and chilled water are seasonal, with higher demand occurring during the winter heating season and typically lower demand occurring during the summer and fall.

Q1 *For the three months ended March 31, 2007 [all amounts in thousands of dollars except per trust unit amounts][unaudited].*

On a combined basis the impact of the Cogen Facilities' seasonal sales are more dominant, typically resulting in higher revenues and Adjusted EBITDA (defined in note 12 below) during the second and third quarters.

To adjust for seasonality, the Fund follows a practice of declaring equal monthly distributions to unitholders during the year through the use of cash reserves or drawdowns on the Amended Credit Facility.

NOTE 5 – U.S. ENERGY BIOGAS CORP. RECEIVABLE

On November 29, 2006, USEB and various subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York.

Through mediation, the Fund, the Manager (including its members, individually), U.S. Energy Systems, Inc. ("USEY"), and USEB reached agreement in principle on January 13, 2007. The USEB settlement was approved by the Bankruptcy Court in principle on February 1, 2007 and subsequently formalized in (i) a settlement agreement by and among the parties ("Parties") (the "USEB Settlement Agreement") and (ii) a stipulation and final order authorizing USEB to use certain cash collateral and granting adéquate protection payments in the form of cash interest to the Fund (the "Final Cash Collateral Order").

The USEB Settlement Agreement settles Countryside Canada's claims for all amounts claimed under the USEB Loans (including, without limitation, principal, pre and post-petition interest, loan breakage fees, expenses and indemnity) and the Development Agreement among USEY, Countryside US Power and an indirect subsidiary of Cinergy by allowance of a secured claim against USEB and its debtor affiliates of US$99,000 ($115,375 at the year end exchange rate) in the USEB Bankruptcy (the "Allowed Secured Claim"). The Allowed Secured Claim continues to be secured by a first lien on substantially all of the assets of USEB and its subsidiaries, which may be enforced through the enforcement remedies provided under the USEB Loans.

The USEB Settlement Agreement provides for installment cash payments on the Allowed Secured Claim of US$3,000 on or before January 31, 2007 (which was received in cash on January 31, 2007), US$30,000 on or before March 31, 2007 (which was received in cash over a period from March 9 -13, 2007), and the remaining principal balance and accrued unpaid interest on or before maturity at May 31, 2007. USEB may elect to pay up to US$2,000 in USEY common stock which is registered or otherwise freely tradable with the number of shares to be calculated based on the weighted average closing price on the five trading days preceding the payment.

Outstanding principal balances under the Allowed Secured Claim bear cash interest at a rate of 10% per annum from February 1, 2007, payable monthly in U.S. dollars.

Q1 *For the three months ended March 31, 2007 [all amounts in thousands of dollars except per trust unit amounts][unaudited].*

The following table illustrates the consolidation of all of the Fund's balance sheet amounts related to its investments in USEB.

	March 31, 2007 $	December 31, 2006 $
Loans receivable from U.S. Energy Biogas Corp. [US $66,000]	76,394	102,277
Unpaid interest on loans receivable from U.S. Energy Biogas Corp.	63	2,056
Carrying value of royalty interest in U.S. Energy Biogas Corp.	-	6,800
Carrying value of loan origination fees (net of accumulated amortization of $246)	-	1,094
Accrued income from royalty interest in U.S. Energy Biogas Corp.	-	921
Loan enforcement related fees to be reimbursed by U.S. Energy Biogas Corp.	-	820
U.S. Energy Biogas Corp. receivable	**76,457**	**113,968**

NOTE 6 – OTHER ASSETS

Other assets consist of the following:

	March 31, 2007 $	December 31, 2006 $
Deferred financing fees, net of accumulated amortization of $nil (2006 - $906)	-	3,258
Fair value of foreign exchange option contract	98	101
Fair value of interest rate swap and other assets [note 8]	2	217
	100	**3,576**

During the quarter, none of the foreign exchange option contracts were exercised.

Deferred financing fees of $2,361related to the Debenture issuance were offset against the value of Debentures – liability component in accordance with the new Financial Instrument guidance as outlined in note 2(b).

Q1 *For the three months ended March 31, 2007 [all amounts in thousands of dollars except per trust unit amounts][unaudited].*

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	March 31, 2007		December 31, 2006	
	Cost	Accumulated amortization	Cost	Accumulated amortization
	$	$	$	$
Land	2,880	-	2,904	-
Buildings	3,382	357	3,366	324
Equipment				
Plant and distribution	71,654	9,984	71,591	8,894
Computers	236	63	234	51
Office	239	37	240	26
Vehicles	171	90	169	82
Construction in process	6,815	-	1,917	-
Equipment under capital lease	352	43	352	39
	85,729	10,574	80,773	9,416
Net book value		75,155		71,357

NOTE 8 – LONG-TERM DEBT

Through a syndicate of banks led by Toronto-Dominion Bank (the "Lenders"), Countryside District Energy's (the "Borrower") amended and restated credit agreement, dated November 14, 2005, together with all amendments and waivers up to the most recent waiver and amendment dated March 30, 2007 ("Amended Credit Facility") provides, up to a $42,917 revolving credit commitment. The Amended Credit Facility also allows for a swing line of credit in the amount of $2,000 and has the same three year maturity as the revolving credit commitment. Advances under the Amended Credit Facility are available to be drawn in either Canadian or U.S. dollars. The interest rate on Canadian dollar advances is based on either Canadian prime rate or bankers' acceptances and U.S. dollar advances are based on either U.S. base rate or London Interbank Offered Rate ("LIBOR"). The applicable margin or stamping fee on the respective base rate is tied to the actual leverage ratio of Countryside Canada, which is calculated quarterly utilizing its' most recent quarterly financial results. Therefore, a change in the leverage ratio could result in an increase or decrease in the effective rate of interest paid on the long-term debt. As of March 30, 2007 the financial covenants were modified under the most recent waiver and amendment to the Amended Credit Facility. For purposes of calculating the leverage ratio and concomitant pricing, the covenant calculation includes the operating results of Ripon Power and excludes the cash received from USEB. A standby fee, also tied to the actual quarterly leverage ratio of Countryside Canada, is charged on the unutilized portion of the Amended Credit Facility including the swing line of credit. The Amended Credit Facility further allows for letters of credit which if issued, correspondingly reduce the amount of available revolving credit commitment. The fee paid on the letters of credit is also tied to the leverage ratio of Countryside Canada.

As at March 31, 2007, $16,417 was drawn under the terms of the Amended Credit Facility in the form of banker's acceptances, plus a stamping fee of 2.75%. Of the $2,000 swing line of credit, $302 was drawn at March 31, 2007 under Canadian prime rate loans, plus a spread of 1.75%. Letters of credit totaling $310 were issued in the fall of 2006 in favour of the Ontario Power Authority ("OPA") and are set to expire one year from their date of issue. The OPA letters of credit are part of the incremental completion and performance security required as part of the Combined Heat and Power Contract entered into on October 16, 2006 between Countryside London Cogen and the OPA. At March 31, 2007, these letters of credit were subject to a fee of 2.75% per annum and amounts undrawn under the Amended Credit Facility were subject to a standby fee of 0.675% per annum.

USEB's voluntary filing for reorganization under Chapter 11 of the U.S. Bankruptcy Code, along with its non-payment of debt service commencing on November 29, 2006, triggered cross-defaults under the terms of the

Amended Credit Facility. As of January 25, 2007, the Lenders granted the Fund a waiver of these default provisions through May 31, 2007 in conjunction with their approval of the USEB Settlement Agreement (see note 5). As of March 30, 2007 the Lenders at the request of the Borrower granted among other things an extension of the waiver until July 31, 2007 to accommodate the expected conclusion to the Fund's strategic review process. The remaining installment payments under the USEB Settlement Agreement are required to be applied first to the repayment of outstanding amounts under the Amended Credit Facility pursuant to the mandatory prepayment provisions therein. Such payments will also reduce the amount committed under the Amended Credit Facility. As a result, the full amount drawn under the Amended Credit Facility is reflected as a current liability. On March 14, 2007, the total revolving credit commitment was permanently reduced to $42,917 as a result of the US$30 million installment payment received from USEB and the corresponding mandatory prepayment by the Borrower in the amount of $35,083 in accordance with the terms of the Amended Credit Facility (see note 5).

The Borrower entered into an interest rate swap agreement to fix the interest rate paid on $47,000 of its long-term debt at a rate of 3.87%, which was based on banker's acceptances. The swap was set to mature on June 27, 2008 and payments were due every three months. The effective rate of interest for amounts drawn under the Amended Credit Facility was the funded base rate plus the stamping fee, increased or decreased by any amounts due or owed, respectively, by the Borrower under the interest rate swap. On March 14, 2007, the interest rate swap was terminated, which resulted in proceeds of $209.

Amounts drawn under the Amended Credit Facility are principally collateralized by, (i) mortgages, general security agreements and assignment of insurance proceeds by Countryside District Energy (ii) a general security agreement by Countryside London Cogen (iii) a guarantee and general security agreement by Countryside Canada and (iv) an assignment of an amended secured promissory note dated November 14, 2005 issued by Countryside US Holding to Countryside Canada in the principal amount of US $52,139 which in turn is collateralized by a secured project note issued by Ripon Cogen and a pledge by Countryside US Holding of its membership interest in Ripon Power.

NOTE 9 – TRUST UNITS AND EXCHANGEABLE UNSECURED SUBORDINATED DEBENTURES

During the quarter, nil (2005 -US $191) of the exchangeable unsecured subordinated debentures ("Debentures") were converted into nil (2005 - 20,910) trust units as follows:

(stated in thousands of dollars, except for trust units)	**Number of Trust Units**	**Amount $**
Outstanding as of December 31, 2005	19,625,366	177,505
Exchange of Debentures	1,186,731	11,413
Outstanding as of December 31, 2006, and as at March 31, 2007	20,812,097	188,918

NOTE 10 –CONTINGENCIES

Contingencies

A preliminary decision has been issued by an administrative law judge, presiding over the California Public Utilities Commission ("CPUC") Short Run Avoided Cost ("SRAC") proceeding regarding the pricing formula applicable to California Qualifying Facilities') ("QF's") energy payments under the Power Purchase Agreements. The proposed changes made by the administrative law judge to the Original SRAC Pricing Formula may reduce opportunities for the California QF's (including the Fund's California Cogen Facilities) to generate power at a positive spark spread during certain periods of the year. The preliminary decision is not binding and is subject to review by the CPUC, as well as further comment by all affected parties-in-interest.

NOTE 11 – FINANCIAL INSTRUMENTS

(a) Fair Value

The carrying value of cash and cash equivalents, accounts receivable, U.S. Energy Biogas Corp. receivable, bank indebtedness, accounts payable and accrued liabilities, distribution payable to unitholders and current portion of long-term debt approximate their fair values due to their short-term liquidity.

The Fund has entered into call option contracts to manage its foreign exchange exposure resulting from foreign exchange fluctuations. The fair value of the foreign exchange option contracts are recorded in other assets in the case of favourable contracts or accounts payable and accrued liabilities in the case of unfavourable contracts at the end of each reporting period.

The Fund is party to a contract with Integrys Energy Services of Canada Corp. ("Integrys") which effectively swapped the price it pays for a portion of its daily natural gas requirements purchased from Integrys from a floating rate to a fixed rate. The fair value of this natural gas swap at March 31, 2007 was $20 unfavourable. As the contracts were entered into to fulfill normal business needs, they have not been accounted for at fair value.

(b) Customer Credit Risk

Each of the Cogen Facilities has one primary utility customer as well as one industrial customer to which it provides steam, under long-term contract. The Fund's credit risk exposure in the event of non-performance by its customers is limited to the face value of the receivables. No collateral is required on these receivables.

The Fund is also exposed to credit risk with respect to its USEB Receivable; however, it is represented by an allowed secured claim.

(c) Supplier Risk

The Fund purchases its natural gas for use at its Cogen Facilities and at the London district energy system through long term contracts entered into with Sempra Energy Trading Corporation ("Sempra") and Integrys, respectively. Based on the credit ratings of Sempra and Integrys, management believes that the risk of the respective supplier being unable to deliver the contracted amounts of natural gas is limited. Additionally, the Fund does not anticipate non-performance related to the foreign exchange call option, as the counterparty has an investment grade credit rating.

Q1 For the three months ended March 31, 2007 [all amounts in thousands of dollars except per trust unit amounts][unaudited].

(d) Foreign Currency Risk

The Fund has exposure to foreign currency exchange rates as a result of its investment in its U.S. operations, its U.S. dollar denominated Debentures and as a result of the USEB Allowed Secured Claim being denominated in U.S. dollars.

(e) Interest Rate Risk

The Fund has exposure to interest rate risk through its Amended Credit Facility, which bears interest at a variable rate based on short-term Canadian banker's acceptances and Canadian prime rates.

The Fund has US$44,161 of Debentures outstanding which bear interest at a fixed coupon rate of 6.25% and are payable in US dollars.

The value of these financial instruments will fluctuate due to changes in market interest rates.

The effective interest rate method is used to value both the Fund's Amended Credit Facility and its Debentures.

NOTE 12 – SEGMENTED DISCLOSURE

The Fund indirectly owns and operates the District Energy Systems and the Cogen Facilities. The Fund also has a power cogeneration project under construction in London, Ontario, that is included with the District Energy segmented results. The Fund's receivable from USEB is included with the Fund's corporate administrative operations for reporting purposes. These three groups of assets represent the Fund's reportable segments at March 31, 2007.

The Fund analyzes the performance of its three operating segments based on earnings before interest, income taxes, derivative instrument and foreign exchange gains and losses and amortization ("Adjusted EBITDA"). Adjusted EBITDA is not a standard measure under Canadian GAAP and hence may not be comparable to similar EBITDA information presented by other funds.

	Three month period ended March 31, 2007			
	District Energy	Cogen Facilities	Corporate and Other	Total
Revenues				
Energy	6,228	16,034	-	22,262
Other	407	64	3,005	3,476
	6,635	16,098	3,005	25,738
Expenses				
Fuel, operating and maintenance	4,743	13,040	-	17,783
General and administration [1]	317	313	16,444	17,074
	5,060	13,353	16,444	34,857
Adjusted EBITDA	1,575	2,745	(13,439)	(9,119)
Depreciation of property, plant & equipment				1,216
Other asset amortization				1,524
Operating loss				(11,859)
Capital expenditures	5,052	301	28	5,381

[1] Including accrual of Manager's Subordinated Interest in Ripon Power.

Q1 *For the three months ended March 31, 2007 [all amounts in thousands of dollars except per trust unit amounts][unaudited].*

	Three month period ended March 31, 2006			
	District Energy	Cogen Facilities	Corporate and Other	Total
Revenues				
Energy	6,204	12,557	-	18,761
Other	400	54	3,048	3,502
	6,604	12,611	3,048	22,263
Expenses				
Fuel, operating and maintenance	4,560	7,793	-	12,353
General and administration	284	165	1,476	1,925
	4,844	7,958	1,476	14,278
Adjusted EBITDA	1,760	4,653	1,572	7,985
Depreciation of property, plant & equipment				1,206
Other asset amortization				1,867
Operating income				4,912
Capital expenditures	75	-	-	75

[1] Including accrual of Manager's Subordinated Interest in Ripon Power.

	March 31, 2007 $	December 31, 2006 $
Total assets		
District Energy	51,678	49,115
Cogen Facilities	111,393	114,979
Corporate and Other	85.964	122,097
	249,035	286,191

	March 31, 2007 $	December 31, 2006 $
Total other intangibles, net		
District Energy	11,208	11,363
Cogen Facilities	55,872	57,762
Corporate and Other	-	-
	67,080	69,125

All assets, liabilities and revenues located in Canada relate to the District Energy Systems including the London Cogeneration Project. All assets, liabilities and revenues located in the United States relate to Ripon Power, Countryside US Holding or Countryside U.S. Power, as well as the USEB Receivable and the development fee revenue, which are earned from entities based in the United States.

Capital expenditures included in the table above include both non-expansionary expenditures for regular operations as well as capital expenditures for improvement or growth projects.

NOTE 13 – RELATED PARTY TRANSACTIONS

Management Agreement

In consideration for providing the management and administrative services under the management agreement, Countryside Ventures LLC ("Countryside Ventures") (the "Manager") is entitled to reimbursement from Countryside US Holding and, to the extent the Manager provides services to Countryside Canada at its request, Countryside Canada, of all costs and expenses reasonably incurred by the Manager and its affiliates in carrying out the services. During the first quarter of 2007, a total of $589 (2006 – $502) was expensed relating to the Management Agreement.

Q1 *For the three months ended March 31, 2007 [all amounts in thousands of dollars except per trust unit amounts][unaudited].*

In February 2007, the Management Agreement was amended and Countryside US Holding agreed to acquire, on June 29, 2007 (or earlier in the case of a change of control as defined in the Management Agreement) 85% of the Manager's Subordinated Interest in Ripon Power for cash and Fund units equal to $16,026 based on a unit price of $8.32 (see note 3).

Administration Agreement

In consideration for providing the management and administrative services under the administration agreement, Countryside Canada Ventures Inc. and its affiliates shall be entitled to reimbursement from the Fund and Countryside Canada of all costs and expenses incurred in connection therewith. During the first quarter of 2007, a total of $101 (2006 – $96) was expensed with respect to the administration agreement.

Operating Agreement

During the first quarter of 2007, a total of nil (2006 – $456) was distributed to Countryside Ventures and a total of nil (2006 – $1,368) was distributed to the Fund pursuant to the operating agreement related to their respective Subordinated Interests in Ripon Power.

In consideration of the Manager's agreement to waive (i) any distributions in respect of 85% of its Subordinated Interest in Ripon Power from the effective date of the First Amendment of the Management Agreement until the date on which the Manager is to sell such 85% to Countryside US Holding under the First Amendment of the Management Agreement and (ii) certain of its rights under the Ripon Power LLC Operating Agreement in order to induce the Fund's lenders to enter into the Fifth Amendment to the Third Amended and Restated Credit Agreement, Countryside US Holding authorized Ripon Power to make a one-time distribution to the Manager of US$500 which has been accrued in the first quarter of 2007.

NOTE 14 – COMPARATIVE AMOUNTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

UNITHOLDER INFORMATION

CORPORATE OFFICES

Countryside Power Income Fund

495 Richmond Street, Suite 920
London, Ontario N6A 5A9
Tel 519.435.0298

Offices of the Manager

Countryside Ventures LLC

Executive Offices
10 Bank Street, Suite 680
White Plains
New York, USA 10606
Tel 914.993.5010

Operations Offices
8500 Cypresswood Drive, Suite 202
Spring
Texas, USA 77379
Tel 713.609.9359

Website
www.countrysidepowerfund.com

Auditors
Ernst & Young LLP
London, Ontario

Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide St. Postal Station
Toronto, Ontario M5C 2W9

Investor Relations Firm
BarnesMcInerney Inc.
120 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 1T1

Stock Exchange Listings
Toronto Stock Exchange (TSX): Trust Units: COU.UN
Debentures: CSD.DB.U

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund

MESSAGE TO OUR UNITHOLDERS

Q1

Dear Fellow Unitholders,

We had a challenging first quarter in 2007. However, we successfully responded and achieved some of our key objectives, while initiating a strategic review of the Fund's business. Most importantly, we favourably resolved the Fund's investments in USEB while maintaining unitholder distributions. As previously disclosed, the Fund reached a mediated settlement agreement that was formally approved in the U.S Bankruptcy Court in February. The USEB settlement agreement provided the Fund with an allowed secured claim of US$99 million, of which we have already received US$33 million. We believe this settlement was in the best interest of unitholders as it secured all of the Fund's investment in USEB in addition to post-petition interest.

Our operating division results were in line with our expectations for the period. The first quarter period is typically the off-peak season for our California Cogeneration Facilities when contracted capacity revenues are not at their highest levels. Although power generation revenues were higher in the current period, operating margins were reduced due to lower natural gas prices. Our District Energy System operating results were stable, with increasing energy volumes offsetting more moderate gas prices.

At the consolidated Fund level, Adjusted EBITDA for the first quarter was a negative $9.1 million, due primarily to a non-cash charge of $14.2 million related to the Fund's acquisition of 85% of the Manager's interest in Ripon Power. Absent this expense, the Fund's Adjusted EBITDA would have been $5.1 million, which is lower than in the prior year primarily due to costs associated with the USEB bankruptcy and the strategic review process, as well as lower energy margins at the California Cogen Facilities. The Fund's distributable cash flow was accordingly lower for the same reasons in addition to the lower contribution to distributable cash from USEB than in the prior year period.

Working with our banking syndicate, we obtained the waivers and amendments that enabled us to continue to fund the construction of the London Cogeneration project in Ontario and maintain ample liquidity for working capital needs.

Finally, the Fund retained a financial advisor in early February to assist and advise the Fund in identifying and considering the Fund's strategic alternatives with a view toward the best interests of unitholders. The Fund continues to consider a range of value enhancement alternatives, including a review of the Fund's prospects going forward as an income trust, a sale of the Fund (or its segments), a conversion to a corporate structure and/or a recapitalization. The board of trustees of the Fund expects the strategic review process to be completed by the end of June 2007.

During this challenging period, I would again like to thank all of our stakeholders for their support.

Sincerely,

Göran Mörnhed
President and Chief Executive Officer
Countryside Ventures LLC

* Adjusted EBITDA and distributable cash are non-GAAP Measures. See the MD&A for more details.

Q1 For the three month period ended March 31, 2007 [all amounts in thousands of Canadian dollars except per Trust Unit amounts, unless otherwise stated]

May 14, 2007

PRESENTATION OF FINANCIAL INFORMATION

Management's discussion and analysis ("MD&A") of the consolidated financial condition and the results of operations of Countryside Power Income Fund (the "Fund") should be read in conjunction with the unaudited interim consolidated financial statements and notes thereto.

This MD&A provides information for the period from January 1 to March 31, 2007 up to and including May 14, 2007.

Forward-Looking Information

This MD&A may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed in the Fund's Annual Information Form dated March 26, 2007. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Measures

Earnings before interest, income taxes, derivative instrument and foreign exchange gains and losses, and amortization ("Adjusted EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of Adjusted EBITDA and therefore, it may not be comparable to similar measures presented by other income trusts or companies. Adjusted EBITDA can be calculated from the Fund's GAAP statements as operating income, plus amortization expense. Countryside Ventures LLC ("the Manager") of the Fund (as defined below) believes that Adjusted EBITDA is a widely accepted financial indicator used by investors to assess the operational performance of a company or an income trust, and its ability to generate cash through operations.

Distributable cash is not a measure under Canadian GAAP and there is no standardized measure of distributable cash and therefore, it may not be comparable to similar measures presented by other income trusts or companies. The Fund distributes substantially all of its cash on an on-going basis. Distributable cash is a widely accepted financial indicator used by investors to assess the performance of an income trust and its ability to generate cash for distributions through ongoing operations.

OVERVIEW OF THE FUND

Fund Overview

The Fund, through its operating subsidiaries, owns two district energy systems, two gas-fired cogeneration facilities and currently has another cogeneration facility under construction. The district energy systems are located in Canada, with one in Charlottetown, Prince Edward Island (the "PEI System") and one in London, Ontario (the "London System"), and together have approximately 122MW of thermal and electric generation capacity (collectively, the "District Energy Systems"). The cogeneration facility under construction is adjacent to the London System (the "London Cogen Facility"), and upon its completion, expected to be in mid-2008, will have 17 MW of thermal and electric generation capacity. The cogeneration facilities consist of the Ripon cogeneration plant ("Ripon Facility") located near San Francisco, California and the San Gabriel cogeneration plant ("San Gabriel Facility") located near Los Angeles, California (collectively, the "Cogen Facilities") and have approximately 94 MW of electric generation capacity. The Cogen Facilities are the only asset of, and are indirectly owned by Ripon Power LLC ("Ripon Power"), which is in turn indirectly owned by the Fund through Countryside US Holding Corp. ("Countryside US Holding"). Additionally, the Fund holds indirect investments,

through the Allowed Secured Claim (defined below), in U.S. Energy Biogas Corp's. ("USEB's") 21 renewable power and energy projects (the "Renewable Projects") located in the United States, which currently have approximately 51MW of electric generation capacity and sold approximately 660,000 MMBtus of boiler fuel in 2006.

Recent Developments

USEB Bankruptcy Filing and Settlement Agreement

On November 29, 2006 USEB and various subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York ("U.S. Bankruptcy Court").

Through mediation, the Fund, the Manager (including its members, individually), U.S. Energy Systems, Inc. ("USEY"), and USEB reached agreement in principle on January 13, 2007. The USEB settlement was approved by the Bankruptcy Court in principle on February 1, 2007 and formalized in (i) a settlement agreement by and among the parties ("Parties") (the "USEB Settlement Agreement") and (ii) a stipulation and final order authorizing USEB to use certain cash collateral and granting adequate protection payments in the form of cash interest to the Fund (the "Final Cash Collateral Order").

The following summary of certain terms of the USEB settlement is subject to and qualified in its entirety by reference, to all the terms of the Settlement Agreement and the Final Cash Collateral Order.

The USEB Settlement Agreement settles Countryside Canada's claims for all amounts claimed under the USEB Loans (including, without limitation, principal, pre and post-petition interest, loan breakage fees, expenses and indemnity) by allowance of a secured claim against USEB and its debtor affiliates of US$99,000 (or approximately $116,000 at the December 31, 2006 exchange rate) in the USEB Bankruptcy (the "Allowed Secured Claim"). The Allowed Secured Claim continues to be secured by a first lien on substantially all of the assets of USEB and its subsidiaries, which may be enforced through the enforcement remedies provided in the USEB Loans.

The USEB Settlement Agreement provides for installment cash payments on the Allowed Secured Claim of US$3,000 on or before January 31, 2007, US$30,000 on or before March 31, 2007, and the remaining principal balance on or before maturity at May 31, 2007. USEB may elect to pay up to US$2,000 in USEY common stock which is registered or otherwise freely tradable with the number of shares to be calculated based on the weighted average closing price on the five trading days preceding the payment. The Fund has received approximately US$33 million in cash payments to date.

USEB and its subsidiaries jointly filed a plan of reorganization on April 13, 2007 in the U.S. Bankruptcy Court. A hearing to confirm the plan of reorganization is scheduled to be held on May 15, 2007. USEB has also disclosed that the Fund's Allowed Secured Claim is expected to be paid from the proceeds of a proposed US $80 million exit financing to be arranged by USEB as part of its plan of reorganization, subject to, among other things, final due diligence by the lender and execution of mutually satisfactory documentation by the parties. There can be no assurance that the exit financing and final installment payment due to the Fund will be consummated.

Fund's Strategic Review Process

As previously disclosed, the Fund has retained Lehman Brothers, Inc. to assist and advise the Fund in identifying and considering the Fund's strategic alternatives with a view toward the best interests of unitholders. The Fund has also considered a range of value enhancement alternatives, including a review of the Fund's prospects going forward as an income trust, a sale of the Fund (or its segments), a conversion to a corporate structure and/or a recapitalization. The board of trustees of the Fund expects the strategic review process to be completed by the end of June 2007.

In order to accommodate the expected conclusion of the strategic review process, the Fund's syndicate of lenders has further granted, among other things, an extension of the prior waiver from May 31, 2007, to July 31, 2007 with respect to the cross default arising from the USEB bankruptcy filing and non-payment of the USEB Loans.

Countryside Power Income Fund

OPERATING RESULTS

Consolidated Results of the Fund

SUMMARY OF INTERIM INFORMATION

For the period ended

	Three months, ended March 31, 2007	Three months, ended March 31, 2006
Energy Volumes		
Sales of Steam (Mlbs)	258,558	324,825
Sales of Hot Water (MMBtus)	125,488	109,742
Sales of Chilled Water (MTon/hr)	198	115
Sales of Electricity (MWh)	136,265	106,209
Fuel Consumed (MMBtus)	1,744,642	1,508,711
Financial Indicators	$	$
Total Revenues	25,738	22,263
Adjusted EBITDA	(9,119)	7,985
Net (loss) income	(8,166)	2,439
Net (loss) income per trust unit – basic and fully diluted (whole dollars)	(0.39)	0.12
Distributable cash	3,319	6,307
Distributions declared	5,388	5,083
Distributions per unit (whole dollars)	0.259	0.259
Payout Ratio	162.3%	80.6%
Total Assets	249,035	289,868
Total long-term financial liabilities	47,302	109,895

Steam volumes decreased from the prior year comparative period primarily related to a reduction in steam demand from the Cogen Facilities' steam hosts offset by an increase in steam sales volumes at the District Energy Systems. Hot water volumes increased as a result of colder weather than in the prior year comparative period, coupled with new customer connections. Electricity sales volumes at the Cogen Facilities increased in the current period due to higher power generation availability when compared to the prior year period when the Ripon Facility underwent a planned maintenance outage from January to mid-March of 2006. Total revenues increased due to the increased sales volumes as described above.

The volume of fuel consumed increased mainly due to higher power generation at the Ripon Facility when compared to the prior year period when the Ripon Facility under went a planned maintenance outage.

Adjusted EBITDA was impacted by a non-cash charge of $14.2 million related to the exchange option on the Manager's Subordinated Interest in Ripon Power (as defined in the operating agreement between Countryside US Holding and the Manager). Absent this expense, Adjusted EBITDA would have been $5.1 million, or $2.9 million lower than in the prior year comparative period. The unfavorable variance in Adjusted EBITDA was partially as a result of a charge to income of approximately $1.1 million in professional and other fees in connection with the USEB bankruptcy proceedings and settlement, as well as costs associated with the strategic review process. Adjusted EBITDA was further reduced in the first quarter of 2007 from the prior year period due primarily to lower energy margins driven by lower index gas pricing when compared to that realized in 2006.

In February 2007, the Management Agreement was amended and Countryside US Holding agreed to purchase, on June 29, 2007 (or earlier in the case of a Change of Control as defined in the Management Agreement) 85% of the Manager's Subordinated Interest in Ripon Power for cash and Fund units equal to $16,026 based on a unit price of $8.32. The acquisition of the Subordinated Interest was contemplated in and pursuant to the Management Agreement dated September 23, 2005. The consideration to be paid, net of 85% of the liability existing at December 31, 2006 of $3,032, was charged to income in the current quarter. The valuation of the remaining 15% of the liability will be adjusted in the second quarter of 2007 based on the exchange option contained in the Management Agreement.

Net loss in the three months ended March 31, 2007, was $8.2 million, or a loss of $0.39 per unit, compared with income of $2.4 million or $0.12 per unit in the comparable period of 2006. In addition to the changes in Adjusted EBITDA described above, the decrease of $10.6 million in net income from the prior year comparative period primarily resulted from a decrease in the tax provision of $6.6, of which $5.7 was deferred tax related to the non-cash expense associated with the Manager's Subordinated Interest in Ripon Power. Changes in interest expense, amortization expense and gains and losses on derivative instruments and foreign exchange did not impact changes in net income significantly.

In the three-month period ended March 31, 2007, distributable cash of $3.3 million was generated by the Fund which was less than last year's comparative period by $3.0 million mainly due to charges associated with the USEB bankruptcy proceedings and the strategic review process, no distributable cash contribution from USEB principal payments, and lower contribution from the Cogen Facilities driven by lower gas index pricing. On a weighted average per-unit basis, distributable cash of $0.160 per trust unit decreased 50% per trust unit from the prior year comparative period. Distributions to Unitholders declared in the three-month period ended March 31, 2007 totaled $0.259 per unit. The Fund's payout ratio was 162% in the three-month period ended March 31, 2007.

Results of Cogen Facilities

This information is provided for reference purposes only and is not intended as a comprehensive comparison of financial results of the Cogen Facilities.

Power Purchase Agreements

The Ripon Facility is a nominal 49.5 MW (gross output) gas-fired cogeneration plant and the San Gabriel Facility is a nominal 44.5 MW (gross output) gas-fired cogeneration plant. The Cogen Facilities are qualifying facilities ("QFs") under the cogeneration regulations of the Federal Energy Regulatory Commission ("FERC") implementing the Public Utilities Policy Act of 1978 ("PURPA") and thus are currently exempt from rate regulation as an electric utility under federal and state law. Power sales comprise the bulk of the Cogen Facilities sales revenue. Electrical capacity and energy is sold pursuant to long-term power purchase agreements ("PPA's") with Pacific Gas & Electric ("PG&E") and Southern California Edison ("SCE") for the Ripon and San Gabriel Facilities, expiring in 2018 and 2016, respectively. For the full operating year, energy payments under the PPA's have historically contributed the majority of total power sales with capacity payments making up the balance.

In 2001, the Ripon Facility and PG&E entered into a five year interim agreement of the Ripon Facility's power purchase agreement which substituted PG&E's marginal production or short-run avoided cost ("SRAC") with a primarily fixed energy rate subject to adjustment for time of use factors ("Ripon Amendment"). The Ripon Amendment expired on June 30, 2006. Also in 2001, Ripon and SCE entered into a five year amendment of the San Gabriel Facility's PPA that modified certain components of SCE's SRAC formula through June 30, 2006 ("San Gabriel Amendment"). Commencing in July 2006, the Ripon Facility and the San Gabriel Facility received energy payments based upon the full SRAC energy pricing formulae (the "Original SRAC Pricing Formula"), which are generally based on a California natural gas price index, utility system heat rates and applicable time-of-use factors.

On April 24th 2007, an administrative law judge ("ALJ") issued a proposed decision to the parties in the proceeding pending before the California Public Utilities Commission ("CPUC") regarding possible modifications to the SRAC pricing formula that applies to energy payments under power purchase agreements between QFs under the Public Utility Regulatory Policies Act of 1978 and investor-owned utilities located in the state of California.

In the proposed decision, the ALJ proposes adoption of specific policies and pricing mechanisms applicable to all three of California's investor-owned utilities' purchases of energy and capacity from QFs. For SRAC energy payments under existing QF contracts (including the Fund's two Cogen Facilities), the ALJ proposes adoption of a new energy pricing formula based on market-based pricing indexes. However, capacity payments remain fixed, as designated in the QF power purchase agreements. While adoption of the proposed decision may reduce revenues and cash flow during certain periods for the Fund's Cogen Facilities, the impact cannot be fully assessed by the Fund at this juncture given the tentative, non-binding nature of the proposed decision and the uncertainties inherent in the newly proposed market-based SRAC pricing formula. The Fund, along with other similarly aligned QF interests, will strongly advocate for CPUC rejection of the ALJ's preliminary SRAC-pricing proposal in favour of alternative

proposals reflecting a more favourable energy pricing formula.

The proposed decision is the ALJ's recommendation to the Commission, is subject to comment by parties to the SRAC proceeding and will become binding only upon a majority decision by the commissioners of the CPUC. The earliest a final, binding decision could be made by the CPUC is May 24, 2007; however, there can be no assurance that a conclusion will be achieved by that time frame in light of the complex nature of the proceeding and the significant number of parties participating in the proceeding.

The notice accompanying the release of the ALJ proposed decision stated that when the CPUC acts on the proposed decision, it may adopt all or part of it as written, amend or modify it, or set it aside and prepare its own decision. Only when the CPUC acts does the decision become binding and final.

PG&E's and SCE's obligation to purchase the energy and capacity from the Ripon Facility and the San Gabriel Facility continue until the PPAs expire in 2018 and 2016, respectively.

Steam Sales Agreements

Process steam from each of the Cogen Facilities is sold under long term steam sales agreements, which are coterminous with the PPAs. On a combined basis, process steam sales accounted for approximately 8% (2005 – 6%) of total energy revenues in the twelve-month periods ended December 31. Steam is sold by the Ripon Facility to the Fox River Paper Company ("Fox River"), and by the San Gabriel Facility to the Blue Heron Paper Company of California, LLC ("Blue Heron"). Steam is supplied to Fox River using a back up auxiliary boiler should the Ripon Facility be non-operational for any reason.

On or about March 1, 2007, a subsidiary of Neenah Paper Inc. (NYSE: NP) merged with and into Fox River Corporation, the parent of Fox River. Accordingly, Fox River is now an indirect subsidiary of Neenah Paper Inc.

On March 7, 2007, Blue Heron announced that it had issued a plant closing warning to its employees at the paper mill which serves as the Steam Host for the San Gabriel Facility. In the announcement, Blue Heron claimed that the closing was due to shrinking margins caused by recently increasing waste paper costs and decreasing newsprint prices. A mill closing may have a material adverse effect on the San Gabriel Facility's QF status unless an alternative beneficial use of San Gabriel's thermal energy meeting QF requirements is implemented. The Manager is currently exploring various measures to mitigate against any such adverse effect. Ripon Cogeneration intends to file an application with the FERC for a temporary waiver of QF requirements to permit such alternative beneficial use to be implemented. Ripon Cogeneration understands such applications are routinely granted provided they meet the applicable legal requirements. Under the steam sales agreement, Blue Heron is required to purchase a minimum volume of steam annually from the San Gabriel Facility and is liable for costs associated with replacing Blue Heron as a steam customer to preserve the San Gabriel Facility's QF status as well as other costs, up to approximately C$4,000. Subject to preservation of QF status, the adverse effect of a mill closing on the Fund would not be expected to be material from a financial perspective.

Fuel Supply Agreements

Full natural gas requirements were supplied to the Cogen Facilities under contracts with BP Energy Company ("BP") that expired on June 30, 2006. Under the Cogen Facilities' fuel purchase agreements with BP, each facility had agreed to purchase 10,000 Million British Thermal Units ("MMBtu's") of natural gas each day. The price of fuel for the Ripon Facility was fixed at US$5.31 per MMBtu under its fuel purchase agreement while the price of fuel for the San Gabriel Facility reset monthly at current market prices.

Commencing October 1, 2006, the Cogen Facilities entered into fuel purchase agreements with Sempra Energy Trading Corporation ("Sempra") that terminate on March 31, 2008. Under such agreements, the Ripon Facility has agreed to purchase 6,500 MMBtu's of natural gas each day and the San Gabriel Facility has agreed to purchase 6,400 MMBtu's of natural gas each day. The price of fuel for both facilities resets monthly and is correlated with location-based gas index prices.

Cogen Facilities' Financial Results (US$)

	Three month period ended March 31, 2007	Three month period ended March 31, 2006
Energy Volumes		
Sales of Electricity (MWh)	135,812	106,209
Sales of Steam (Mlbs)	100,861	178,134
Fuel Consumed (MMBtus)	1,321,274	1,132,754
Financial Indicators (US $000)	**US$**	**US$**
Cogen Facilities' Energy Revenues	13,743	10,904
Electrical Energy	*11,503*	*8,648*
Electrical Capacity	*1,518*	*834*
Steam	*722*	*1,422*
Other Revenues	55	47
Fuel and Consumables Expense	9,892	5,609
Operating, Labour and Maintenance Expense	1,285	1,058
General and Administration Expense	268	244
Subordinated Interest distribution to Manager	40	422
EBITDA (US$000)	**2,313**	**3,618**
Amortization Expense	1,920	1,986
Operating Income (US$000)	**393**	**1,632**
	CDN$	**CDN$**
EBITDA ($000)	**2,699**	**4,167**
Operating Income ($000)	**458**	**1,880**

The results of the Cogen Facilities will be discussed in thousands of US Dollars since the exchange to Canadian dollars skews the actual results of operations.

Following the acquisition of the Cogen Facilities in 2005, the Manager initiated an effort to improve the operations to economically benefit from the Cogen Facilities' inherent optionality. From the spring of 2006, the Cogen Facilities' operations were economically optimized on a daily basis, taking into account factors such as electricity capacity and energy pricing, natural gas pricing, steam demand and pricing, as well as heat rates. Economic optimization includes managements' review of a number of different operating models that seek the maximization of cash flow margins. The focus on economic optimization has resulted in an increase in cash flow compared with prior year periods and when operating base load.

Energy Revenues and Volumes

In the three-month period ended March 31, 2007 electrical energy sales volumes increased by 28% from the prior year comparative period. The increase in electrical energy sales volumes was primarily due to a planned maintenance outage at the Ripon Facility in January through mid-March 2006.

Electrical energy revenue increased by 33% in the three-month period ended March 31, 2007, from the prior year due primarily to higher power generation in the current period during which both Cogen Facilities delivered power, when compared to the prior period when the Ripon Facility underwent a planned outage for most of the period. In the three months ended March 31, 2007, capacity revenue increased 82% from the prior year comparative period due primarily to higher availability factor at the Ripon Facility in the current period when compared to prior year. Natural gas pricing generally sets power pricing for the Cogen Facilities.

In the three-month period ended March 31, 2007, steam sales volumes decreased by 43% from the prior year comparative period. The decrease in steam sales volumes when compared to the prior year period was due primarily to economic optimization at the San Gabriel Facility throughout the first quarter of 2007 coupled with decreased steam sales to the San Gabriel Facility's host customer.

Steam revenue decreased 49% in the three-month period ended March 31, 2007 commensurate with the decrease

in steam volumes as described above.

Other revenues consist of interest income earned during the period which increased 17% in the three-month period due to higher cash balances on which interest was earned.

Fuel and Consumables Volumes and Expense

In the three-month period ended March 31, 2007, fuel consumed increased 17% from the prior year comparative period. The increase in fuel consumption was due to higher power generation in the current period when compared to the prior year period when the Ripon Facility was not generating power due to a planned outage.

Fuel and consumables expense in the three-month period ended March 31, 2007 increased by 76% when compared with the prior year period. The increase in fuel and consumables costs was primarily due to higher power generation in the current period when compared to the prior year when the value of released fuel purchased primarily by the Ripon Facility reduced the net fuel and consumables expense, thereby increasing operating margins.

Total Non-Fuel Expenses

Operating, labour and maintenance expense in the three-month period ended March 31, 2007 increased by 21% when compared with the prior year period. The increase was due to the operation of the Ripon Facility for the full quarter in 2007, as well as costs associated with the hot section maintenance at the Ripon Facility.

General and administration expense in the three-month period ended March 31, 2007 increased 10% when compared with the prior year period as a result of higher professional service fees.

The Subordinated Interest accrued to the Manager was $40 in the three-month period ended March 31, 2007, compared to $422 in the three-month period ended March 31, 2006.

EBITDA

EBITDA decreased by 36% in the three-month period ended March 31, 2007 compared with the prior year comparative period. This reduction was mainly due to lower realized gas pricing at the Ripon Facility in the current period compared to gas pricing realized in the first quarter of 2006, coupled with higher non-fuel expenses in the first quarter of 2007 as discussed above.

Amortization Expense

Amortization expense decreased by 3% in the three-month period ended March 31, 2007 when compared with the prior year period.

Results of District Energy Systems

This information is provided for reference purposes only and is not intended as a comprehensive comparison of financial results of the District Energy Systems. The London Cogen Facility project expenses are also grouped with this business unit for discussion purposes.

The District Energy Systems' revenue is mainly derived from long-term energy sales contracts with long-standing and creditworthy customers. The energy sales contracts are generally structured with energy and capacity payments, with the energy component typically providing for the pass through of changes in fuel prices to the customers. The energy rates paid by customers in London are generally reflective of the price of natural gas and are adjusted upward or downward to compensate for changes in the price of natural gas. In regard to the PEI System, the energy rates paid by larger customers are generally reflective of the cost and mix of fuels and are adjusted upward or downward to compensate for changes in the price of fuel. Smaller customers of the PEI System have rates based on the local price of fuel oil. For such customer rates, changes in the local fuel price will have a greater impact on the revenues of the PEI System than the impact that such changes will have on the cost of operation of the PEI System. As a result of the energy rate pricing structures, the District Energy Systems' revenue can increase or decrease depending on changes in fuel prices and, to a lesser extent, the fuel mix. Due to

the pricing structure described above, fuel price changes may impact energy-related revenues and fuel and consumables expense considerably, but have a limited impact on EBITDA.

Since the London Cogen Facility is currently under construction, it is not generating revenue, but does have both capital and non-capital expenses associated with it.

<u>District Energy Financial Results</u>

	Three month period ended March 31, 2007	Three month period ended March 31, 2006
Energy Volumes		
Sales of Steam (Mlbs) (Combined PEI & London Systems)	157,697	146,691
Sales of Hot Water (MMBtus) (PEI System only)	125,488	109,742
Sales of Chilled Water (MTon/hr) (London System only)	198	115
Fuel Consumed (MMBtus) (Combined PEI & London Systems)	423,368	375,957
Financial Indicators [000's]	$	$
District Energy Systems' Energy-related Revenues	6,228	6,204
Energy	*4,287*	*4,299*
Capacity	*1,941*	*1,905*
Other Revenues	407	400
Fuel and Consumables Expense	3,570	3,402
Operating, Labour and Maintenance Expense	1,173	1,158
General and Administration Expense	317	284
EBITDA	**1,575**	**1,760**
Amortization Expense	388	363
Operating Income	**1,187**	**1,397**

<u>Energy Volumes and Revenues</u>

In the three-month period ended March 31, 2007, the District Energy Systems' steam sales volumes increased by 8% and hot water sales volumes increased by 14% compared with the prior comparative period. Steam sales increased primarily as a result of colder weather for the London System. Hot water sales for the PEI System increased as a result of colder weather than the prior period coupled with new customer connections.

In the three-month period ended March 31, 2007, total revenues were consistent with the prior year comparative period. Increased energy revenue as a result of higher sales volumes was offset by lower natural gas prices for the London System. Capacity payments increased by 2% compared to the prior period. Capacity payments are fixed payments, which are received regardless of energy volumes delivered.

<u>Other Revenues</u>

Other revenues mainly consist of waste fuel fees received at the PEI System as well as other miscellaneous revenue items, and were consistent with the prior year comparative period.

<u>Fuel and Consumables Volume and Expense</u>

In the three-month period ended March 31, 2007 total fuel consumed (in MMBtus) by the District Energy Systems increased by approximately 13%. This increase was primarily related to increased sales volumes for both the London and PEI Systems. Fuel and consumables expense increased by 5% for the three months ended March 31, 2007. Increased consumption was partly offset by lower gas pricing for the London System.

<u>Total Non-Fuel Expenses</u>

For the period ended March 31, 2007, operating, labour and maintenance expense increased 1% when compared

with the prior comparative period.

General and administration expenses in the quarter ended March 31, 2007 increased 12% when compared with the prior year comparative period primarily as a result of increased cost allocations. Costs associated with the implementation of the London Cogeneration project are included in the current quarter ended March 31, 2007 while there would have been no such costs in 2006 as the project was not in the implementation phase during the quarter ended March 31, 2006.

EBITDA

In the three-month period ended March 31, 2007, EBITDA margin was 11% lower than the prior year comparative period. During the first quarter of 2007, when compared to the first quarter of 2006, increased margins as a result of increased sales were offset by lower gas prices for the London System as well as lower efficiencies as a result of maintenance requirements on the heat recovery system at the London System.

Amortization Expense

Amortization expense for the three-month period ended March 31, 2007 was consistent with the prior comparative periods.

Corporate and Other

	Three month period ended March 31, 2007	Three month period ended March 31, 2006
	$	$
Interest Income on Receivable from and Loans to USEB	2,935	2,854
Other Revenues	70	194
Total Revenue	3,005	3,048
General and Administration Expense	16,444	990
Adjusted EBITDA	**(13,439)**	**2,058**
Amortization Expense	111	423
Operating (Loss) Income	**(13,550)**	**1,635**
Interest Expense (Consolidated Fund)	**2,225**	**1,848**

Revenue

Interest Income on USEB Allowed Secured Claim and Loans

Interest income on to the Receivable from USEB was $2,935 in the three-month period ended March 31, 2007 and $2,854 in the three-month period ended March 31, 2006. Interest on the receivable from USEB in the three-month period ended March 31, 2007 ranged from 10% to 12% depending on when the interest was received in accordance with the terms of the USEB Settlement Agreement, while interest on the USEB Loans in the three-month period ended March 31, 2006 was based on a fixed interest rate of 11.0% per annum. As explained above under "Recent Developments - USEB Bankruptcy Filing and Settlement Agreement", the Allowed Secured Claim of US$99 million had been reduced to approximately US$66 million by March 31, 2007, and calls for the remaining principal to be repaid before maturity at May 31, 2007. Pursuant to the terms of the USEB Settlement Agreement, the Fund will be permitted to accrue interest on its outstanding US dollar denominated Allowed Secured Claim from February 1, 2007 through to maturity and then at a default rate thereafter, if applicable. Under the USEB Settlement Agreement, the outstanding balance of the Allowed Secured Claim will bear interest at 10% and will be payable in cash on the second to last business day of each month (in US dollars). As of February 1, 2007, the Allowed Secured Claim is denominated in US dollars pursuant to the USEB Settlement Agreement. Accordingly, the Fund is now exposed to near term foreign exchange rate fluctuations with respect to the financial reporting of interest payable on the Allowed Secured Claim and is exposed to foreign currency transaction risk on any cash flow and/or proceeds received from USEB that are required to meet Canadian level

commitments, including any future unitholder distributions or debt repayment.

Other Revenues

Other revenues at the Fund level were comprised of USEB royalty interest (in the three-month period ended March 31, 2006, but not in the three-month period ended March 31, 2007 subsequent to the USEB Settlement Agreement), fee revenue from U.S. development partners as well as miscellaneous interest income on cash equivalents held at the Fund level. In the three-month comparative period ended March 31, 2007 other revenues decreased by 64%. Of this decrease, $119 related to USEB royalty interest accrued in the first quarter of 2006. The Allowed Secured Claim replaced all historical claims and assets related to USEB, and as such, the USEB royalty interest is no longer a separate asset of the Fund.

Total General and Administration Expenses

In the three-month period ended March 31, 2007, general and administration expense increased by $15,454 when compared with the prior year comparative period. This increase was comprised of $14,232 related to the Fund's agreement to purchase 85% of the Manager's Subordinated Interest as explained under "Operating Results – Consolidated Results of the Fund – Summary of Interim Information" above, coupled with approximately $1,130 in professional and other fees resulting from the USEB bankruptcy proceedings including bank fees and related expenses for waivers and amendments to the Amended Credit Facility, as well as costs associated with the strategic review process.

Adjusted EBITDA

Adjusted EBITDA decreased by $15,497 in the three-month period ended March 31, 2007 when compared to the prior year comparative period primarily due to the general and administrative expenses described above.

Amortization Expense

Amortization expense decreased by 74% in the comparative three-month period ended March 31, 2007. This decrease was primarily as a result of the adoption of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Sections on financial instruments as they relate to deferred financing fees and transaction costs. Amortization of transaction costs on the Debentures and the Amended Credit Facility, which, prior to the first quarter of 2007 were amortized using the straight line method, and charged to income as a component of amortization expense, were netted against their respective balance sheet values and, using the effective interest rate method, treated as a charge to interest expense beginning in the first quarter of 2007. Additionally, amortization expense on the USEB royalty interest was not taken in March 31, 2007 (since it was no longer an asset of the Fund subsequent to the USEB Settlement Agreement). The increase was also affected by the write off of deferred financing fees associated with the Fund's Amended Credit Facility proportionate with the reduction in the outstanding Amended Credit Facility commitment as a result of the mandatory prepayment of such Amended Credit Facility in the first quarter of 2007.

Interest Expense

Interest expense increased by 20% in the three-month comparative period ended March 31, 2007 in part due to an increase of $607 related to the effective interest accrued on the Debentures and the Amended Credit Facility as a result of the implementation of the new CICA Financial Instruments Section 3855 during the first quarter of 2007, offset by the reduction in the Amended Credit Facility commitment as described above, as well as a reduction in the long-term debt outstanding.

During 2007, there have been no Debentures exchanged into Units of the Fund.

DISTRIBUTIONS DECLARED TO UNITHOLDERS

	Three-month period ended March 31, 2007	Three-month period ended March 31, 2006	Rolling twelve month period ended March 31, 2007	Rolling twelve month period ended March 31, 2006
	$	$	$	$
Cash provided by operating activities	**3,312**	**11,083**	**13,276**	**22,298**
Deduct: Changes in working capital	(14,166)	(5,222)	(7,402)	(1,789)
Funds from operations before working capital changes	(10,854)	5,861	5,874	20,509
Add:				
Receipt of principal on USEB Loans	-	490	1,195	1,879
Transaction costs expensed[1]	-	-	357	1,080
Non-cash Subordinated Interest expense[2]	14,232	-	14,232	-
Deduct:				
Principal repayments on Cogen Facilities' project-related debt	-	-	-	957
Purchases of capital assets for regular operations[3]	59	44	690	536
Distributable cash for the period	**3,319**	**6,307**	**20,968**	**21,975**
Distributions declared for the period	**5,388**	**5,083**	**21,043**	**17,409**
Weighted average number of trust units outstanding				
– basic (thousands of trust units)	**20,812**	**19,631**	**20,260**	**16,678**
– diluted (thousands of trust units)	**25,647**	**25,647**	**25,647**	**18,937**
Distributable cash per trust unit for the period - basic	**$0.160**	**$0.321**	**1.035**	**$1.318**
Distributions declared per trust unit for the period (whole dollars)	**$0.259**	**$0.259**	**$1.035**	**$1.030**

[1] During 2006, transaction costs related to the London Cogen project acquisition were paid to the Manager and advisors out of financing proceeds and were not operational in nature.
[2] Non-cash expenses related to the Fund's acquisition of the Manager's Subordinated Interest in Ripon Power.
[3] Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures were as follows: in the three-month period ended March 31, 2007 - $5,381, for the three-month period ended March 31, 2006 - $75, in the twelve-month period ended March 31, 2007 - $8,705 and in the twelve-month period ended March 31, 2006 - $837.

The decrease in distributable cash in the first quarter of 2007 when compared to the first quarter of 2006 was mainly as a result of approximately $1,130 in professional and other fees resulting from the USEB bankruptcy proceedings as well as costs associated with the strategic review process, coupled with lower margins at the Cogen Facilities compared to those realized in the first quarter of 2006. Furthermore, the restructuring of the USEB Loans resulted in there being no principal repayment recognized in the current quarter as a contributor to distributable cash, while the principal repayment on the USEB Loans was added back to distributable cash during the first quarter of 2006.

The Fund pays monthly cash distributions to Unitholders on or about the last business day of each month to Unitholders of record on the last business day of the prior month. The ex-distribution date is two business days prior to the last business day of the prior month. Distributions paid thus far in 2007 amounted to $1.035 per trust unit per annum.

The Fund intends to meet future distribution payments from cash flow generated from its operating assets and cash on hand.

LIQUIDITY AND CAPITAL RESOURCES

The Fund expects to be able to meet all of its obligations from cash flow from operations, cash on hand, interest and principal installments received on the USEB Allowed Secured Claim as well as credit available under its Amended Credit Facility. The Fund has $5,690 of cash on hand as at March 31, 2007. As of March 31, 2007, the Fund, through Countryside District Energy Corp. ("Countryside District Energy ") (as borrower) had total revolver and swing line credit commitments of approximately $45,000 and approximately $16,500 of loans outstanding under its Amended Credit Facility. When including outstanding letters credit, swing line balances and guarantees, the Fund had available credit capacity of approximately $28,000 subject to ongoing loan

compliance. This remaining unutilized commitment amount remained available for working capital purposes, including the ongoing funding for construction of the Countryside London Cogen project.

Cash provided by investing activities was $31,414 in the three-month period ended March 31, 2007, due to repayments of $36,795 received by the Fund on the receivable from USEB offset by $5,381 in capital expenditures. Of the capital expenditures, $59 were operations related capital expenditures and of the remaining $5,322, $4,216 were expenditures associated with the new London Cogen Facility and the balance were related to capacity additions, as well as new customer connections at the PEI System.

Net cash used in financing activities of $37,640 consists primarily of distributions to Unitholders and the repayment of $35,083 under the Amended Credit Facility offset by drawdowns on the Amended Credit Facility related to the capital expansions as described above.

The decrease in cash during the three-month period is related to changes in working capital balances offset by capital expenditures.

The Fund is in discussions with its lenders on obtaining a new or amended credit facility to support the Fund's ongoing liquidity and growth initiatives based on the expectation that the remaining proceeds to be received under the USEB Settlement Agreement will result in mandatory repayment of outstanding loans and the permanent reduction of the remaining credit commitment to nil on or before May 31, 2007 pursuant to the terms of the existing Amended Credit Facility.

According to the terms of the USEB Settlement Agreement, the Fund expects to receive a payment of approximately US$66,000 on or before May 31, 2007. At the conclusion of the Fund's strategic review process, (see "Overview of Fund – Recent Developments – Fund's Strategic Review Process") the use of cash proceeds from USEB that remain after all loan balances have been fully repaid, unless otherwise agreed to by the lenders under Amended Credit Facility, will be determined with a view to the best interest of unitholders.

Countryside Power Income Fund

SUMMARY OF QUARTERLY OPERATIONAL RESULTS

	Three-month Period Ended June 30, 2005	Three-month Period Ended September 30, 2005 *(as restated)*	Three-month Period Ended December 31, 2005	Three-month Period Ended March 31, 2006
	Q2	*Q3*	*Q4*	*Q1*
Energy Volumes				
Sales of Steam (Mlbs)	72,222	180,926	240,084	324,825
Sales of Hot Water (MMBtus)	60,119	32,516	88,053	109,742
Sales of Chilled Water (MTon/hr)	915	1,593	268	115
Sales of Electricity (MWh)	171	133,393	103,830	106,583
Fuel Consumed (MMBtus)	223,442	1,498,207	1,887,829	1,508,711
Financial Indicators	$	$	$	$
Total Revenues	7,189	26,754	23,842	22,263
Adjusted EBITDA	3,145	7,256	6,486	7,985
Net income	891	3,294	4,039	2,439
Net income per trust unit (whole dollars)	0.06	0.22	0.24	0.12
Distributable cash	3,228	6,232	6,207	6,307
Distributions declared	3,820	3,832	4,674	5,083
Distributions per unit	0.256	0.257	0.259	0.259

	Three-month Period Ended June 30, 2006	Three-month Period Ended September 30, 2006	Three-month Period Ended December 31, 2006	Three-month Period Ended March 31, 2007
	Q2	*Q3*	*Q4*	*Q1*
Energy Volumes				
Sales of Steam (Mlbs)	228,968	204,819	227,381	258,558
Sales of Hot Water (MMBtus)	53,518	34,910	85,123	125,488
Sales of Chilled Water (MTon/hr)	784	1,393	315	198
Sales of Electricity (MWh)	139,176	120,830	120,916	136,265
Fuel Consumed (MMBtus)	1,611,029	1,408,976	1,500,178	1,744,642
Financial Indicators	$	$	$	$
Total Revenues	22,560	24,963	22,672	25,738
Adjusted EBITDA	7,555	9,613	5,137	(9,119)
Net income (loss)	5,564	3,177	1,624	(8,166)
Net income (loss) per trust unit (whole dollars)	0.28	0.16	0.08	(0.39)
Distributable cash	5,907	6,707	5,001	3,319
Distributions declared	5,088	5,185	5,382	5,388
Distributions per unit	0.259	0.259	0.259	0.259

Both the Cogen Facilities' sales and the District Energy Systems' sales are seasonal. The majority of the Cogen Facilities' earnings and profitability occur during the summer quarters (second and third quarters) and results are lower during the winter season when contracted electrical capacity revenues are not at their highest under the power purchase agreements. The District Energy Systems are generally the most profitable during the fourth quarter and first quarter of the calendar year as it represents the primary heating season. The second and third quarters are generally the weakest quarters due to warmer temperatures, which result in lower demand for thermal energy by customers.

All of the indicators outlined above have been significantly impacted by the acquisition of the Cogen Facilities beginning with the third quarter ended September 30, 2005. The third quarter of 2005 was the first period during which the Cogen Facilities' energy volumes and financial results were incorporated into those of the Fund, and the quarter included the full quarter of the Cogen Facilities' results. This makes the comparability of quarters before and after the acquisition of the Cogen Facilities on June 29, 2005 less meaningful.

For financial reporting purposes, revenues and expenses earned and paid in US dollars are consolidated into the Fund's results at the prevailing market foreign exchange rates, which can cause significant differences when comparing results of the Fund on a quarterly basis, given the significant contribution to overall results of the

Cogen Facilities segment.

Prior to the third quarter of 2005, the variance in revenue between quarterly periods was due primarily to the commencement of the winter heating season in the three-month period ended December 31, 2005. The Cogen Facilities contributed much of the increases in sales volumes and fuel consumed beginning in the third quarter of 2005.

Although Adjusted EBITDA and net income will generally follow a seasonal pattern, net income may be significantly affected by unrealized gains and losses on derivative instruments and foreign exchange.

During the fist quarter of 2007, Adjusted EBITDA, net income and distributable cash were significantly impacted by a non-cash charge of $14.2 million related to the Fund's acquisition of 85% of the Manager's Subordinated Interest in Ripon Power, coupled with approximately $1.1 million in professional and other fees resulting from the USEB bankruptcy proceedings and the strategic review process.

FINANCIAL INSTRUMENTS

Interest Rate Swap

During December 2005 one of the Fund's indirect subsidiaries entered into an interest rate swap agreement with a Schedule I bank to fix the interest rate paid on $47,000 of its long-term debt at a current rate of 3.87%. As of March 15, 2007, the interest rate swap was settled between the parties and the Fund received approximately $209. The favourable settlement was a result of the concurrent mandatory prepayment of the outstanding loans under the Amended Credit Facility following receipt of the second installment from USEB to repay the Allowed Secured Claim pursuant to the USEB Settlement Agreement.

Foreign Exchange

Substantially all of the District Energy System's operations and earnings are in Canadian dollars. Prior to the USEB Bankruptcy filing, the USEB Loans were denominated in Canadian dollars and the interest was fixed at 11.0% per annum, which mitigated the foreign exchange and revenue volatility risk of the Fund, respectively. The USEB Allowed Secured Claim for approximately US$66,000 is denominated in the US dollars and therefore, the foreign exchange risk has been transferred to the Fund. The operations and earnings of the Cogen Facilities are in US dollars. The Fund has capital-related obligations in the form of interest payments on the Debentures as a result of the acquisition of Ripon Power. Of the annual US dollar cash flow from the Cogen Facilities that is expected to meet those obligations, as of March 31, 2007, approximately US$2,800 is naturally hedged through the fixed interest coupon related to the US dollar denominated Debentures issued through Countryside Canada.

Approximately US$5,300 of annual cash flow from the Cogen Facilities, all or a portion of which is expected to be used to meet anticipated monthly unitholder distributions, is hedged using Canadian dollar, monthly "knockout" call option contracts which have an exercise price of US$0.89 per Canadian dollar. The Fund has purchased thirty-six consecutive monthly call option contracts at the same exercise price until December 2008. To the extent that the US/Canadian dollar exchange rate reaches US$0.84 (the "Knockout Price") at anytime while option contracts are still in effect, the remaining unexpired monthly call option contracts will immediately expire. When the US dollar exchange rate reaches $0.89 or higher, the Fund has the right to exercise the call option and fix the exchange rate at $0.89. The parameters related to the call options and currency hedge described above have the effect of limiting the Fund's risk to foreign exchange fluctuation between $0.84 and $0.89 on US$5,300 annually for the remaining two year period.

The call option contracts were entered into with a Schedule 1 bank during December of 2005 at a cost of US$188.

RISKS AND UNCERTAINTIES

The Fund's business risks remained substantially unchanged since December 31, 2006.

On March 7, 2007, Blue Heron announced that it had issued a plant closing warning to its employees at the paper mill which serves as the Steam Host for the San Gabriel Facility. At this juncture, it is uncertain whether the mill will close. A mill closing may have a material adverse effect on the San Gabriel Facility's QF Status unless alternative steam sales arrangements are made. Please refer to the section above entitled "Operating Results –

Results of Cogen Facilities – Steam Sales Agreements" for a more detailed description of this issue.

On April 24th 2007 an ALJ issued a proposed decision to the parties in the proceeding pending before the CPUC regarding possible modifications to the SRAC pricing formula that applies to energy payments under power purchase agreements between QFs under the Public Utility Regulatory Policies Act of 1978 and investor-owned utilities located in the State of California. Please refer to the section above entitled "Operating Results – Results of Cogen Facilities – Power Purchase Agreements" for a more detailed description of this issue.

For a more detailed discussion of risk factors, reference should be made to the MD & A in the 2006 Annual Report and to the 2006 Annual Information Form which are incorporated by reference and filed on www.sedar.com.

TRANSACTIONS WITH RELATED PARTIES

Development Agreement with Cinergy and USEY

Countryside U.S. Power Inc. ("Countryside U.S. Power"), a subsidiary of Countryside Canada, entered into a Development Agreement with an indirect subsidiary of Cinergy and USEY under which, subject to its terms and conditions, the Cinergy subsidiary and USEY contributed their experience and financial resources to the acquisition, development, improvement and operation of energy projects that they choose to pursue and that will meet the Fund's investment and growth objectives. Countryside U.S. Power, through service provided by the Manager, provided investment analysis and evaluation services on behalf of all parties to the agreement. In consideration for these services, Countryside U.S. Power was to be paid an annual fee of approximately US$440 for 2006 from an indirect subsidiary of Cinergy and USEY.

Pursuant to the USEB Settlement Agreement, the obligation for USEY to pay development fees to Countryside U.S. Power and Countryside U.S. Power's obligation to provide services to USEY has been terminated.

Management Agreement

On September 23, 2005, the indirect and direct subsidiaries of the Fund, Countryside US Holding Corp. ("Countryside US Holding") and Countryside Canada, respectively, entered into a management agreement with Countryside Ventures LLC (the "Manager" or "Countryside Ventures") (the "Management Agreement"). Under the terms of the Management Agreement, which became effective November 1, 2005, the Manager will provide management and administrative services to the Fund, as well as new growth opportunities, under long-term agreements. For the three-month period ended March 31, 2007, a total of $589 was expensed related to the Management Agreement.

Shareholders' Agreement

As provided for in the Management Agreement, Countryside District Energy and Countryside Ventures are finalizing a Shareholders Agreement respecting Countryside London Cogeneration Corp. ("Countryside London Cogen") Countryside Canada holds 1 preferred share in Countryside London Cogen (the "Preferred Share") entitling it to preferred dividends from "net cash flow" from operations and "net cash proceeds" from capital transactions as such terms will be defined in the Shareholders Agreement. Countryside Canada and Countryside Ventures hold 75 and 25 shares of common stock, respectively, in Countryside London Cogen (the "Common Shares") entitling them to dividends paid to common shareholders, after dividends paid to the preferred shareholders, in the ratio of their common share ownership (the "Common Dividends"). Countryside Ventures' Common Shares ("Manager's CLCC Subordinated Interest") and Common Dividends are subject to downward adjustment and mutual exchange as provided in the Management Agreement except that certain adjustments have been made to the timing and calculations respecting the mutual exchange to account for the expected commercial operations date of the project in mid-2008.

Administration Agreement

Pursuant to the Administration Agreement, during the three-month period ended March 31, 2007, a total of $101 was expensed related to payments to Countryside Canada Ventures Inc. for reimbursement of costs in consideration for providing management and administrative services to the Fund and Countryside Canada.

Operating Agreement

As provided for in the Management Agreement, Countryside US Holding and Countryside Ventures entered into an Operating Agreement on November 3, 2005 respecting Ripon Power which was effective as of July 1, 2005. This agreement implemented for the Ripon Power acquisition, the long-term incentive plan provided for in the Management Agreement. Under the terms of the Operating Agreement, Countryside US Holding holds a preferred membership interest (the "Preferred Interest") entitling it to preferred distributions of "net cash flow" from operations and "net cash proceeds" from capital transactions as such terms are defined in the Operating Agreement. Countryside US Holding and Countryside Ventures hold subordinate membership interests (the "Subordinated Interests") entitling them to residual distributions made to members, after distributions made in respect of the Preferred Interest, in a ratio of 75:25 ("Subordinated Distribution"). Countryside Ventures' Subordinated Interest distribution is subject to downward adjustment and mutual exchange rights as provided in the Management Agreement. In the three-month period ended March 31, 2007, a total of nil (2006 – $456) was distributed to Countryside Ventures pursuant to the Operating Agreement related to its Subordinated Interest.

After completion of the purchase of 85% of the Manager's Ripon Subordinated Interest, the Manager will hold 3.75% and the Fund will hold 96.25%, respectively, of the subordinated interest in Ripon Power LLC. The board of trustees believes that the retained Manager's Ripon Subordinated Interest will help ensure a continued focus by the Manager on potential Ripon-related growth opportunities. The Fund and Manager have also agreed that neither party will exercise its option to exchange the remaining 15% of the Manager's Subordinated Interest until February 9, 2009 (or earlier in certain circumstances). As part of its decision to enter into this agreement, the board of trustees sought and received a third party opinion as to the fairness of the consideration to be paid in connection with the amendment to the Management Agreement.

In consideration of the Manager's agreement to waive (i) any distributions in respect of 85% of its Subordinated Interest in Ripon Power from the effective date of the First Amendment of the Management Agreement until the date on which the Manager is to sell such 85% to Countryside US Holding under the First Amendment of the Management Agreement and (ii) certain of its rights under the Ripon Power LLC Operating Agreement in order to induce the Fund's lenders to enter into the Fifth Amendment to the Third Amended and Restated Credit Agreement, Countryside US Holding authorized Ripon Power to make a one-time distribution to the Manager of US$500 which has been accrued in the first quarter of 2007.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Fund's policies and procedures and other processes that comprise its disclosure controls and internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Fund's disclosure controls and internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Fund's consolidated financial statements requires the Fund to make estimates and judgments as they relate to matters that are inherently uncertain. Changes in these judgments or estimates could have a significant impact on the Fund's consolidated financial statements. The Fund believes that the following critical accounting estimates involve the more significant estimates and judgments used in the preparation of our annual consolidated financial statements.

Power Purchase Agreements

Power purchase agreements ("PPAs") were recorded at their fair values at the time of the purchase of Ripon Power. The fair value of the intangible asset balance is being amortized over the life of the PPAs expiring in 2016 & 2018.

Customer Relationships

Customer relationships were recorded at their fair values at the time of the acquisition of the District Energy

Systems. The fair value of the customer relationships balance is being amortized over 21 years on a straight-line basis. The Fund has used judgment and estimates in determining the appropriate amortization period giving consideration to both the historical performance of customer renewals and the useful life of the energy service agreements in place at the time of the acquisition of the District Energy Systems by the Fund.

USEB Allowed Secured Claim

The Fund has both credit and market risk with respect to the future monetization of the USEB Allowed Secured Claim under the USEB Settlement Agreement as described above under "Overview of Fund – Recent Developments – USEB Bankruptcy Filing and Settlement Agreement", including the exit financing required for USEB to repay the balance of the Allowed Secured Claim outstanding on May 31, 2007.

OUTLOOK

As part of the strategic review process, the Fund is developing plans to remain a "stand alone" entity while it seeks to determine the Fund's value through a potential sale of the trust to interested buyers. To date, the board of trustees is encouraged by the results of the sale process and will continue to weigh those plans against a stand alone strategy with a view to maximizing unitholder value. A stand alone strategy may comprise several options, including a continuation of operations under the existing trust structure and the Fund's use of proceeds from the expected monetization of the USEB Allowed Secured Claim to (i) fund (with the incurrence of additional leverage) the re-powering of the Cogen Facilities and the new 17 megawatt London cogeneration facility and/or (ii) a recapitalization which may involve a re-leveraging of the Fund with a return of capital to unitholders through a special distribution or unit buy back. Under a potential stand alone plan, any new growth-related investment or recapitalization strategy would be designed to provide accretive distributable cash flow to unitholders. The Fund currently does not intend to reinvest the proceeds from the expected monetization of the USEB Allowed Secured Claim until the strategic review process has been completed. However, it may be required to prepay loans outstanding in accordance with terms of its Amended Credit Facility unless the lenders agree otherwise. The board of trustees of the Fund expects the strategic review process to be completed by the end of June 2007.

During the course of 2007, the Fund will reassess the level of its unitholder distributions as part of its the strategic review process currently underway, and will take into consideration important factors such as the; (i) a possible sale of the Fund or remaining independent (ii) the impact of the expected monetization of the USEB Allowed Secured Claim and concomitant use of proceeds, (iii) the SRAC proceeding before the California Public Utility Commission as it relates to energy payments received under the power purchase agreements and (iv) successful placement of a new or amended credit facility or other financing to support liquidity and ongoing growth initiatives.

Operations

The ongoing operations of the District Energy Systems, combined with both the completion of the 17 MW cogeneration facility at the London System in mid-2008, and the addition of peak boiler capacity at the PEI System in 2007, is expected to result in expanded operations and provide opportunities for additional customer growth beyond customers already contracted for connection in the next few years.

Major maintenance is planned for the Cogen Facilities for the 2008-2009 periods. However, the Fund has developed advanced plans for the re-powering of the Cogen Facilities with more efficient combustion turbines, which would replace the existing turbines and eliminate the need for major overhaul in the next several years. The re-powering of the Cogen Facilities would also provide for improved efficiency and additional energy production at the Cogen Facilities. Subject to, among other things, maintaining QF status, normal course permitting and finalizing documentation relating to additional off-take arrangements as well as construction contracts, the re-powering of the Cogen Facilities would be expected to reach commercial operation by the end of 2008.

Certification of Interim Filings

Form 52-109F1

I, Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Countryside Power Income Fund** (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

"Edward M. Campana"

Edward M. Campana
Executive Vice President and Chief Financial Officer
Countryside Ventures LLC

May 14, 2007

Certification of Interim Filings

Form 52-109F1

I, Edward M. Campana, Executive Vice President and Chief Financial Officer of Countryside Ventures LLC, the manager of certain subsidiaries of Countryside Power Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Countryside Power Income Fund** (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

"Goran Mornhed"

____

Göran Mörnhed
President and Chief Executive Officer
Countryside Ventures LLC

May 14, 2007

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Reports First Quarter Results

(London, Ontario, May 15, 2007) -- Countryside Power Income Fund (TSX: COU.UN) ("the Fund") today announced its financial results in the first quarter ended March 31, 2007. All figures are in Canadian dollars unless otherwise stated.

Highlights:

- The Fund entered into a settlement agreement with U.S. Energy Biogas Corp. ("USEB") in January 2007 that resolved all outstanding claims between the parties and provided the Fund with an allowed secured claim of US$99 million. The USEB settlement became final on February 26, 2007 and the Fund has received approximately US$33 million in cash installment payments to date.

- The Fund's board of trustees has initiated a strategic review process in response to both the expected full monetization of the Fund's allowed secured claim in USEB and the federal government's proposed legislation to tax income trusts with a view to maximizing unitholder value

- The Fund's operating division results were in line with expectations after accounting for seasonality factors and realized natural gas pricing.

- The Fund made all declared monthly distributions to unitholders with payout ratios of 162% in the first quarter and 100% in the twelve-month period ended March 31, 2007. The quarterly and twelve month payout ratios were significantly impacted by the USEB settlement and associated costs.

"We had a challenging first quarter in 2007. However, we successfully responded and achieved some of our key objectives, while initiating a strategic review of the Fund's business. Most importantly, we favourably resolved the Fund's investments in USEB while maintaining unitholder distributions," said Göran Mörnhed, President and Chief Executive Officer of Countryside Ventures LLC (the "Manager").

Results for First Quarter

The Fund's consolidated revenue in the three months ended March 31, 2007, was $25.7 million, compared with the $22.3 million for same period last year.

Consolidated Adjusted EBITDA for the first quarter was a negative $9.1 million, due primarily to a non-cash charge of $14.2 million related to the Fund's acquisition of 85% of the Manager's subordinated interest in Ripon Power. The acquisition of the subordinated interest was contemplated in and pursuant to the management agreement dated September 23, 2005. Absent this expense, the Fund's Adjusted EBITDA would have been $5.1 million, which is lower than in the prior year primarily due to costs associated with the USEB bankruptcy and the strategic review process, as well as energy margins at the California Cogen Facilities reflective of lower

realized natural gas prices. The Fund's consolidated distributable cash flow was accordingly lower for the same reasons in addition to the lower contribution to distributable cash from USEB than in the prior year period. Approximately $35 million received pursuant to the settlement with USEB was applied as a mandatory repayment of the Fund's credit facility.

Our operating division results were in line with our expectations for the period. The first quarter period is typically the off-peak season for our California Cogeneration Facilities when contracted capacity revenues are not at their highest levels. Although power generation revenues and availability factors were higher in the current period, operating margins were reduced mainly due to lower realized natural gas pricing at the Ripon cogeneration facility. Our District Energy System operating results were stable, with increasing energy volumes offsetting lower gas prices.

In February 2007, the Fund's wholly-owned subsidiary, Countryside US Holding Corp., agreed to purchase, on the earlier of June 29, 2007 or a change of control of the Fund, 85% of the Manager's subordinated interest in Ripon Power LLC for cash and Fund units equal to $16.0 million based on a unit price of $8.32. The acquisition of the subordinated interest was contemplated in and pursuant to the management agreement between the Fund and the Manager. The consideration to be paid, net of 85% of the liability existing at December 31, 2006 of $3.0 million, was charged to income in the current quarter.

Net loss for the Fund in the three months ended March 31, 2007, was $8.2 million, or a loss of $0.39 per unit, compared with net income of $2.4 million or $0.12 per unit in the comparable period of 2006.

Distributable cash of $0.16 per unit was generated by the Fund in the first quarter 2007. Distributions to Unitholders declared in the three-month period totaled $0.259 per unit. The Fund's payout ratio was 162% in the three-month period ended March 31, 2007.

Distributable Cash Summary

The Fund pays monthly cash distributions to unitholders on or about the last business day of each month to unitholders of record on the last business day of the prior month.

Thousands of Cdn$, except per unit amounts	Three-month period ended March 31, 2007 $	Three-month period ended March 31, 2006 $	Rolling twelve month period ended March 31, 2007 $	Rolling twelve month period ended March 31, 2006 $
Cash provided by operating activities	**3,312**	**11,083**	**13,276**	**22,298**
Add (Deduct): Changes in working capital	(14,166)	(5,222)	(7,402)	(1,789)
Funds from operations before working capital changes	(10,854)	5,861	5,874	20,509
Add:				
Receipt of principal on USEB loans	-	490	1,195	1,879
Transaction costs expensed[1]	-	-	357	1,080
Non-cash subordinated interest expense[2]	14,232	-	14,232	-
Deduct:				
Principal repayments on Cogen Facilities' project-related Debt	-	-	-	957
Purchases of capital assets for regular operations[3]	59	44	690	536
Distributable cash for the period	**3,319**	**6,307**	**20,968**	**21,975**
Distributions declared for the period	**5,388**	**5,083**	**21,043**	**17,409**
Weighted average number of trust units outstanding				
– basic (thousands of trust units)	**20,812**	**19,631**	**20,260**	**16,678**
– diluted (thousands of trust units)	**25,647**	**25,647**	**25,647**	**18,937**
Distributable cash per trust unit for the period - basic	**$0.160**	**$0.321**	**$1.035**	**$1.318**
Distributions declared per trust unit for the period (whole dollars)	**$0.259**	**$0.259**	**$1.035**	**$1.030**

1 During 2006, transaction costs related to the London Cogen project acquisition were paid to the Manager and advisors out of financing proceeds and were not operational in nature.

2 Non-cash expenses related to the Fund's acquisition of the Manager's subordinated interest in Ripon Power LLC.

3 Purchases of capital assets for regular operations are non-expansionary capital expenditures. Total capital expenditures were as follows: in the three-month period ended March 31, 2007 - $5,381, for the three-month period ended March 31, 2006 - $75, in the twelve-month period ended March 31, 2007 - $8,705 and in the twelve-month period ended March 31, 2006 - $837.

Outlook

Liquidity: Working with our banking syndicate, the Fund obtained the necessary waivers and amendments that enabled us to maintain ample liquidity for working capital needs. The Fund had available credit capacity of approximately $28.0 million and $5.7 million of cash on hand as of the end of the first quarter. In order to accommodate the expected conclusion of the strategic review process, the Fund's syndicate of lenders has further granted, among other things, an extension of the prior waiver from May 31, 2007, to July 31, 2007 with respect to the cross default arising from the USEB bankruptcy filing and non-payment of the USEB Loans. The Fund is in discussions with its lenders on obtaining an amended credit facility to support the Fund's ongoing liquidity and growth initiatives based on the expectation that the remaining proceeds of approximately US$66 million, to be received pursuant to the USEB settlement Agreement on May 31, 2007, will result in mandatory repayment of outstanding loans and the permanent reduction of the remaining credit commitment to nil pursuant to the terms of the existing Amended Credit Facility. Further, the Fund will re-evaluate its distribution policy in light of the anticipated full realization of the USEB claim in the second quarter of 2007 and concomitant loss of contractual interest income thereof, as well as to the extent the strategic review process has an outcome that does not include a sale of the Fund.

Operations: On March 7, 2007, Blue Heron Paper Company ("Blue Heron") announced that it had issued a plant closing warning to its employees at the paper mill which serves as the steam host for the Fund's San Gabriel cogeneration facility in Pomona, California. On May 11, 2007, Blue Heron provided notice of suspension of the steam supply contract with the San Gabriel

facility. In the notice, Blue Heron cited the indefinite suspension of operations at its Pomona mill due to a combination of high waste paper prices, high energy prices and sagging price and demand for mill products. Under the steam sales agreement, Blue Heron is liable for costs associated with replacing its Pomona mill steam customer to preserve the San Gabriel facility's qualifying facility ("QF") status as well as other costs, up to approximately $4.0 million. The Manager is currently reviewing Blue Heron's notice and implementing measures to replace the steam customer and preserve the facility's QF status. The Fund's operating subsidiary is in the process of filing an application with the Federal Energy Regulatory Commission for a temporary waiver of QF requirements to provide sufficient time to replace the existing steam host. The Fund understands such applications are routinely granted provided they meet the applicable legal requirements. Subject to preservation of QF status, the effect of a mill closing on the Fund would not be expected to be material from a financial perspective.(See Management's Discussion and Analysis filed under SEDAR dated May 14, 2007 – "Results of Operations" and "Risks and Uncertainties").

To date, the Fund's subsidiary, Countryside London Cogeneration Corp., has funded approximately $4 million with respect to engineering, construction and equipment costs associated with the new 17 megawatt London, Ontario-based cogeneration project which is on schedule for completion in mid-2008.

Strategic Review: The Fund retained a financial advisor in early February to assist and advise the Fund in identifying and considering the Fund's strategic alternatives with a view toward the best interests of unitholders. The Fund continues to consider a range of value enhancement alternatives, including a review of the Fund's prospects going forward as an income trust, a sale of the Fund (or its segments), a conversion to a corporate structure and/or a recapitalization. The board of trustees of the Fund expects the strategic review process to be completed by the end of June 2007.

Conference Call and Webcast

Management will host a conference call at 10 a.m. (ET) on Tuesday, May 15, 2007, to discuss the results. Please call **416-644-3424** or **1-800-732-0232** to access the call. The call will be webcast live and archived on the Countryside web site at www.countrysidepowerfund.com.

Countryside's financial statements for the period and management's discussion and analysis are available at www.countrysidepowerfund.com.

* Non-GAAP Measures

Distributable cash does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Since the Fund and its subsidiaries distribute substantially all of their available cash on an on-going basis, management believes that distributable cash is an important measure in evaluating the performance of the Fund and determining whether to invest in units of the Fund. For a reconciliation of cash provided by operating activities from the Consolidated Statements of Cash Flows to distributable cash please see the Fund's MD&A for the period ended March 31, 2007.

Adjusted earnings before interest, income taxes, (gains) losses on derivative instruments and foreign exchange, and amortization ("Adjusted EBITDA") is not a measure under Canadian GAAP and there is no standardized measure of Adjusted EBITDA and therefore, it may not be comparable to similar measures presented by other funds or companies. Management uses Adjusted EBITDA as a key measure of operating performance, and thus has framed a portion of

the MD&A comments accordingly. Adjusted EBITDA can be calculated from the Fund's GAAP statements as operating income, plus amortization.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's prospectus filed with the Canadian securities regulatory authorities. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California with a combined power generation capacity of 94 megawatts. More information about the Fund is available at www.countrysidepowerfund.com.

- 30 -

Further information:

BarnesMcInerney Inc.	Edward M. Campana	Nicole Archibald
Andrew Kondraski	Executive Vice President & CFO	Vice President Finance & Administration
Senior Account Executive	Countryside Ventures LLC	Countryside Canada Ventures Inc.
Tel: 416-367-5000	Tel: 914-993-5010	Tel: 519-435-0298
akondraski@barnesmcinerney.com	info@countrysidepowerfund.com	info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Declares May Distribution

(London, Ontario, May 22, 2007) – Countryside Power Income Fund (TSX: COU.UN) (the "Fund") announced that its May 2007 distribution of $0.0863 per unit will be paid on June 29, 2007, to unitholders of record as at May 31, 2007. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

Forward-Looking Statements
This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 26, 2007, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

About Countryside Power Income Fund
Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California, with a combined power generation capacity of 94 megawatts. More information about the Fund is available at www.countrysidepowerfund.com

- 30 -

Further information:

Andrew Kondraski
Senior Account Executive

BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO

Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0863	CDN	05/22/2007	05/31/2007	06/29/2007

Filed on behalf of the Issuer by:

Name: Natalie Miller
Phone: 519-435-0298
Email: nmiller@countrysidepowerfund.com
Submission Date:
Last Updated: 05/22/2007

END